SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated April 4, 2007 in relation to the Registrant’s (i) connected transaction; (ii) continuing connected transactions; (iii) proposed change of terms of share options and share option scheme; and (iv) proposed amendments to the Articles of Association.

1.2	Form of Proxy for use at the Extraordinary General Meeting

1.3	Depositary’s Notice of Shareholders’ Meeting and Voting Instructions.

1.4	Announcement dated April 4, 2007 in relation to the despatch of circular and notice of the Registrant’s Extraordinary General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited (the “Company”), you should at once hand this circular and the enclosed form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CONNECTED TRANSACTION

CONTINUING CONNECTED TRANSACTIONS

PROPOSED CHANGE OF TERMS OF SHARE OPTIONS AND

SHARE OPTION SCHEME

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Independent financial adviser to

the Independent Board Committee and the Independent Shareholders

SOMERLEY LIMITED

A notice convening an extraordinary general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 8 May 2007 at 2:50 p.m. (or as soon as the annual general meeting of the Company shall have been concluded or adjourned) or any adjournment thereof to approve the matters referred to in this circular is set out on pages N-1 to N-3 of this circular. A form of proxy for use at the meeting is enclosed. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof should you so wish.

4 April 2007

– i –

– ii –

DEFINITIONS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

“Additional Continuing Connected Transactions”	the sale and purchase of Handsets by H3G PS to HTCL and Partner pursuant to the respective Handset Supply Agreements

“ADS(s)”	American Depositary Share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Affiliates”	in relation to any person, any subsidiary or holding company of such person and any subsidiary of any such holding company

“Agreement”	the agreement dated 11 February 2007 entered into between the Company and the Purchaser for the Transaction

“Announcement”	the announcement of the Company dated 15 March 2007 relating to the Settlement Agreement

“Articles of Association”	articles of association of the Company

“Articles Amendment Proposal”	the proposal to amend the Articles of Association as set out in this circular

“associate”	has the meaning ascribed to that expression in Listing Rule 1.01

“Board”	the board of Directors

“Business Day”	any day (excluding a Saturday, Sunday or public holiday) when commercial banks are open for business in London, Mumbai, New York and Hong Kong

“CAT Telecom”	CAT Telecom Public Company Limited (formerly known as Communications Authority of Thailand)

“CGP”	CGP Investments (Holdings) Limited, a company incorporated in the Cayman Islands and an indirect wholly owned subsidiary of the Company immediately prior to Completion

“Company” or “HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and ADSs are listed on the New York Stock Exchange (Ticker: HTX)

“Completion”	completion of the Transaction

“connected person”	has the meaning ascribed to that expression in the Listing Rules

DEFINITIONS

“Corporate Governance Code”	Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules

“Directors”	directors of the Company

“ECIL”	Essar Communications (India) Limited, which owns indirectly the economic interest of 21.9% of the shares in Hutchison Essar

“EGM”	the extraordinary general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 8 May 2007 at 2:50 p.m. (or as soon as the annual general meeting of the Company shall have been concluded or adjourned) or any adjournment thereof to consider and, if thought fit, to approve the Settlement Agreement, the Handset Supply Agreements, the HTCL Handset Supply Annual Caps, the Thai Marketing Annual Caps, the Share Option Terms Change Proposal and the Articles Amendment Proposal, the notice of which is set out on pages N-1 to N-3 of this circular, and any adjournment thereof

“Essar Companies”	collectively, ETH, Essar Com Limited, Essar Telecom Investments Limited and ECIL, which together hold approximately 33% of the equity interest in Hutchison Essar, and an “Essar Company” means any one of them

“Essar Group”	the Essar Companies, Essar Communications Limited, Essar Telecom Holdings Overseas Private Limited (formerly Vilsat Investments Private Limited) and their Affiliates from time to time

“Essar Indemnity”	ECIL’s agreement under the Settlement Agreement to indemnify and hold harmless the Company on demand against liability or loss in respect of certain Proceedings or claims which are or may be brought pursuant to the Agreement against the Company subject to the terms and conditions more particularly set out in the Settlement Agreement

“ETH”	Essar Teleholdings Limited, a substantial shareholder of Hutchison Essar

“Existing Share Options”	the Share Options outstanding and unvested as at the date of payment of the relevant Special Dividend

“First Announcement”	the Company’s first press announcement on the Transaction published on 12 February 2007

“Group”	the Company and its subsidiaries

“H3G PS”	H3G Procurement Services S.à r.l., an indirect wholly owned subsidiary of HWL

DEFINITIONS

“Handset Supply Agreements”	collectively, HTCL Handset Supply Agreement and Partner Handset Supply Agreement

“Handsets”	handsets or other devices relating to the 3G business of HTCL and/or Partner (as the context may require)

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTCL”	Hutchison Telephone Company Limited, an indirect non wholly owned subsidiary of the Company

“HTCL Handset Supply Agreement”	the handset supply agreement dated 27 March 2007 and made between H3G PS as supplier and HTCL as customer

“HTCL Handset Supply Annual Caps”	the proposed annual caps for the aggregate value of the transactions contemplated under the HTCL Handset Supply Agreement for the three financial years ending 31 December 2009

“Hutchison CAT”	Hutchison CAT Wireless MultiMedia Limited, which is consolidated as a subsidiary of HTIL in its combined financial statements and is incorporated in Thailand

“Hutchison Essar”	Hutchison Essar Limited, a company incorporated in India, and a non wholly owned subsidiary of the Company that is an Indian mobile telecommunications operator of the Group and the holding company of the seven other Indian mobile telecommunications operators of the Group

“Hutchison Essar Group”	Hutchison Essar and its subsidiaries

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange

“HWL affiliates”	in relation to any person, a subsidiary or any holding company of such person and any other subsidiary of any such holding company, and, in relation to HWL only, any other person nominated by HWL as its affiliate for the purposes of the Handset Supply Agreements

“Independent Board Committee”	an independent committee of the Board, comprising all the Independent Non-executive Directors, Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley, established to give an opinion to the Independent Shareholders in respect of the Settlement Agreement, the Handset Supply Agreements, the HTCL Handset Supply Annual Caps, and the Thai Marketing Annual Caps

DEFINITIONS

“Independent Shareholders”	in respect of any matter proposed to be approved by Shareholders, those who do not have any material interest in such matter other than by virtue of their shareholding in the Company

“India”	the Republic of India

“Interest”	interest on the remaining balance of the Settlement Amount from the date of payment of the first instalment of the Settlement Amount at LIBOR until the date of payment of the second and final instalment of the Settlement Amount

“Latest Practicable Date”	31 March 2007, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein

“LIBOR”	shall have the meaning ascribed to such term in the Settlement Agreement

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Optionholders”	holders of the Share Options

“Partner”	Partner Communications Company Ltd., a company incorporated under the laws of Israel and whose shares are listed on NASDAQ, the London Stock Exchange and the Tel Aviv Stock Exchange, and an indirect non wholly owned subsidiary of the Company

“Partner Handset Supply Agreement”	the handset supply agreement dated 27 March 2007 and made between H3G PS as supplier and Partner as customer

“Proceedings”	shall have the meaning ascribed to such term in the Settlement Agreement

“Prospectus”	the prospectus of the Company dated 30 September 2004

“Purchaser”	Vodafone International Holdings B.V., a company incorporated in the Netherlands and the purchaser under the Agreement

“Sale Group”	the group comprising CGP and its subsidiaries, including the Hutchison Essar Group

“Sale Loans”	all inter-company loans owing by CGP and Array Holdings Limited to an indirect wholly owned subsidiary of the Company at Completion, including any accrued but unpaid interest (if any) on the date of Completion

“Sale Share”	the entire issued share capital of CGP

DEFINITIONS

“Settlement Agreement”	the agreement dated 15 March 2007 and entered into amongst the Company and the Essar Companies relating, among other things, to the settlement of certain matters in connection with Hutchison Essar on and subject to terms more particularly set out therein

“Settlement Amount”	the aggregate amount of US$415 million (or approximately HK$3,243 million) (before Interest) which is conditionally agreed to be payable by the Company under the Settlement Agreement according to the payment schedule set out therein

“SFO”	Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time

“Share Option Scheme”	the share option plan conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004 and further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors passed on 12 July 2005 and 9 February 2006, respectively

“Share Options”	the share options granted by the Company pursuant to the Share Option Scheme from time to time

“Share Option Terms Change Proposal”	the proposed downward adjustment to the exercise price of the Existing Share Options each time a Special Dividend is paid by the Company by an amount equal to or up to the amount of such Special Dividend subject to the terms and conditions more particularly described in this circular

“Shareholder(s)”	holder(s) of the Shares

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Somerley”	Somerley Limited, a licensed corporation under the SFO to conduct types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Settlement Agreement, the Handset Supply Agreements, the HTCL Handset Supply Annual Caps, and the Thai Marketing Annual Caps

“Special Dividend”	the special dividend, other than dividend in the ordinary course, which the Company declares and pays following completion of the sale by the Group of any asset held for investment purposes only out of the proceeds of such sale

DEFINITIONS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“substantial shareholder”	has the meaning ascribed to that expression in Listing Rule 1.01

“Thai Marketing Agreement”	the marketing agreement dated 14 August 1996 and entered into between Hutchison CAT and CAT Telecom (as amended on 1 April 1997, 16 October 2000 and 11 August 2003)

“Thai Marketing Annual Caps”	the proposed annual caps for the value of aggregate revenues to the Group from access fees, monthly services fees and sign-on fees contemplated under the Thai Marketing Agreement for the three financial years ending 31 December 2009

“Transaction”	the proposed sale and purchase of the Sale Share and the Sale Loans on the terms and conditions set out in the Agreement

“Transaction Special Dividend”	the special dividend of HK$ 6.75 per Share which is expected to be declared and paid to Shareholders out of the proceeds of the Transaction, subject to Completion occurring and further approval of the Board

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“INR”	Indian Rupees, the lawful currency of India

“THB”	Thai Baht, the lawful currency of Thailand

“US$”	United States dollars, the lawful currency of the United States of America

Note:	For the purpose of this circular and for reference only, unless otherwise specified, the exchange rates of US$1.00 to HK$7.8137, HK$0.236 to THB1.00 and HK$0.1797 to INR1.00 are adopted.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors: Mr. Dennis Pok Man LUI Mr. Tim PENNINGTON Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mr. Frank John SIXT Mr. Michael John O’CONNOR Mr. Aldo MAREUSE

Independent Non-executive Directors:

Mr. KWAN Kai Cheong

Mr. John W. STANTON

Mr. Kevin WESTLEY

Alternate Directors:

Mrs. CHOW WOO Mo Fong, Susan

    (Alternate to Mr. Fok Kin-ning, Canning

    and Mr. Frank John Sixt)

Mr. Martin Wolfgang MICHLMAYR

    (Alternate to Mr. Michael John O’Connor)

Mr. Ragy SOLIMAN

    (Alternate to Mr. Aldo Mareuse)

Mr. CHAN Ting Yu

    (Alternate to Mr. Dennis Pok Man Lui)

Mr. WOO Chiu Man, Cliff

    (Alternate to Mr. Tim Pennington)

4 April 2007

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

CONTINUING CONNECTED TRANSACTIONS

PROPOSED CHANGE OF SHARE OPTION TERMS AND

SHARE OPTION SCHEME

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

I. CONNECTED TRANSACTION

INTRODUCTION

On 15 March 2007, the Directors announced that the Company had entered into the conditional Settlement Agreement with the Essar Companies pursuant to which to each of the Essar Companies agreed (and undertook to procure that each member of the Essar Group will agree) to, amongst others, refrain from doing anything which would, or would be likely to, prevent, delay or inhibit Completion in any way, use all reasonable endeavours and take all reasonable steps to ensure Completion is achieved as soon as practically possible, waive any and all rights it has, may have or claims to have in respect of certain matters including those relating to the Transaction, and terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar.

LETTER FROM THE BOARD

Subject to Completion occurring and approval of Independent Shareholders having been obtained, the Company has agreed to make scheduled cash payments aggregating US$415 million (approximately HK$3,243 million) (before Interest) to ECIL.

The Essar Companies are connected persons of the Company by virtue of being either a substantial shareholder of Hutchison Essar or are associates thereof. The transaction underlying the Settlement Agreement constitutes a connected transaction for the Company which is subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules.

The purposes of this circular is to provide Shareholders with, amongst others, further details of the Settlement Agreement and to give notice to Shareholders of the EGM to consider and, if thought fit, to approve the Settlement Agreement.

THE SETTLEMENT AGREEMENT

Date

15 March 2007

Parties

(1)	Company

(2)	Essar Companies

Background

Since the First Announcement, certain of the Essar Companies had asserted various rights in relation to the Transaction and had threatened to commence Proceedings in the Indian Courts in order to enforce those alleged rights, including by preventing Completion. The Company had been engaged in discussions with the Essar Companies which are now in support of and desirous for the Company and the Purchaser to complete the Transaction and agreed to enter into the Settlement Agreement.

Conditional Agreement

Pursuant to the Settlement Agreement, each of the Essar Companies agreed (and undertook to procure that each member of the Essar Group will agree) to, amongst others, (i) with effect from the date of the Settlement Agreement, refrain from doing anything, including commencing or supporting any Proceedings, which would, or would be likely to, prevent, delay or inhibit Completion in any way, insofar as reasonably practicable, use all reasonable endeavours and promptly take all reasonable steps to ensure Completion is achieved as soon as practically possible, and use all reasonable endeavours and promptly take reasonable steps to assist the Company and others in defending certain Proceedings, (ii) with effect from the date of the Settlement Agreement, but subject to the Company fulfilling its obligation to pay the first instalment of the Settlement Amount, irrevocably and unconditionally waive, with effect from Completion, any and all rights of any kind that it has, may have or claims to have, in respect of the matters more particularly described in the Settlement Agreement, including any matters arising out of or in any way related to or connected with the Transaction, and (iii) subject to the Company fulfilling its obligation to pay the first instalment of the Settlement Amount, terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. ECIL has also provided to the Company the Essar Indemnity. The

LETTER FROM THE BOARD

parties to the Settlement Agreement have undertaken to each other that in executing, performing and complying with their respective obligations under the agreement, they will comply with all applicable laws and regulations.

Consideration

The Company has agreed to pay ECIL or as it directs: (i) an amount equal to US$373.5 million (approximately HK$2,918 million) immediately following Completion, or if later, within two Business Days of obtaining approval of Independent Shareholders; and (ii) an amount equal to US$41.5 million (approximately HK$324 million) (together with Interest) upon occurrence of certain events stipulated in the Settlement Agreement but in any event no later than on the date falling two Business Days after the second anniversary of Completion. The Settlement Amount was arrived at after arm’s length negotiations.

REASONS FOR, AND BENEFITS OF, THE SETTLEMENT AGREEMENT

As stated in the First Announcement, the Board considered the Transaction to be in the interests of the Company and the Shareholders as a whole as the Consideration represents an attractive valuation for the Sale Group and a premium to comparable telecommunications assets in India and it will unlock substantial value for the benefit of the Shareholders and the Company will realise a substantial profit. At the extraordinary general meeting of the Company convened to approve the Agreement held on 9 March 2007, the Transaction received the support of an overwhelming majority of the Shareholders who voted thereat.

The entering into and implementation of the Settlement Agreement will remove the uncertainty and risk to Completion posed by the claims and assertions of the Essar Group and thereby increase the likelihood of a prompt and unobstructed Completion in accordance with the terms of the Agreement. It will also finally settle any dispute which may exist between the two groups as well as provide the Company with the benefit of the Essar Indemnity, which would reduce the liability and/or losses, if any and to the extent of the Settlement Amount paid, which the Company might otherwise face arising out of Proceedings or claims to which the indemnity relates.

FINANCIAL EFFECTS OF THE SETTLEMENT AGREEMENT

Upon Completion and assuming full payment of the Settlement Amount, implementation of the Settlement Agreement will reduce both the Company’s estimated before tax gain from the Transaction of approximately US$9,610 million and the net cash inflow to the Group of approximately US$11,000 million by the Settlement Amount. The Transaction Special Dividend expected to be declared and paid subject to Completion occurring and further approval of the Board remains unchanged and the remaining net proceeds from the Transaction available to the Group for investment in telecommunications businesses, working capital and general corporate purposes will be reduced by the Settlement Amount.

INFORMATION ABOUT THE PARTIES TO THE SETTLEMENT AGREEMENT

The Group is a leading global provider of telecommunications services. It currently operates mobile and fixed telecommunications services in Hong Kong and operates mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

LETTER FROM THE BOARD

The Essar Companies are connected persons of the Company by virtue of being either a substantial shareholder of Hutchison Essar or are associates thereof. The Essar Companies are part of the Essar group which is one of India’s largest corporate houses with interests spanning the manufacturing and service sectors in both old and new economies: steel, power, shipping, constructions, oil and gas and telecoms.

LISTING RULES IMPLICATIONS FOR THE COMPANY UNDER THE SETTLEMENT AGREEMENT

The transaction underlying the Settlement Agreement constitutes a connected transaction for the Company which is subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, no Shareholder has a material interest in the Settlement Agreement and thus no Shareholder is required to abstain from voting on the resolution to be proposed to the Shareholders at the EGM to approve the Settlement Agreement.

EGM

A notice convening the EGM to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 8 May 2007 at 2:50 p.m. (or as soon as the annual general meeting of the Company shall have been concluded or adjourned) or any adjournment thereof as set out on pages N-1 to N-3 of this circular. A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjournment thereof should you so wish.

IRREVOCABLE UNDERTAKINGS

Certain wholly owned subsidiaries of HWL, which were the registered holders of an aggregate of 49.76% of the issued share capital of the Company as at the Latest Practicable Date, have given irrevocable undertakings to ECIL to vote in favour of the resolution to be proposed to the Shareholders at the EGM to approve the Settlement Agreement.

RECOMMENDATION

The Board considers the transaction contemplated under the Settlement Agreement to be fair and reasonable and in the interests of the Company and the Shareholders as a whole. The Independent Board Committee has been established to give an opinion to the Independent Shareholders in respect of the Settlement Agreement. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Settlement Agreement. The Independent Board Committee, having taken into account the terms of the Settlement Agreement and the advice of Somerley, considers the Settlement Agreement to be fair and reasonable and in the interests of the Company and the Shareholders as a whole and accordingly recommends that you vote in favour of the ordinary resolution to approve the Settlement Agreement to be proposed at the EGM.

LETTER FROM THE BOARD

ADDITIONAL INFORMATION

Your attention is drawn to (i) Part I of the letter from the Independent Board Committee set out on page 20 of this circular which contains the opinion of the Independent Board Committee to the Independent Shareholders in respect of the Settlement Agreement; and (ii) Part I of the letters from Somerley set out on pages 22 to 31 of this circular which contains, among other things, its advice to the Independent Board Committee and the Independent Shareholders in respect of the Settlement Agreement. Your attention is also drawn to the additional information set out in the Appendix to this circular.

II. CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

The Directors announced that on 27 March 2007, conditional Handset Supply Agreements were entered into with H3G PS pursuant to which each of HTCL and Partner may from time to time, with effect from 1 January 2007 and for an initial period of three years, elect to purchase Handsets from H3G PS for the purpose of their respective 3G business, on the terms and conditions set out in the respective Handset Supply Agreements.

Each of HTCL and Partner is an indirect non wholly owned subsidiary of the Company. H3G PS is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company.

The sale and purchase of Handsets contemplated under the Handset Supply Agreements constitute non-exempt continuing connected transactions for the Company under the Listing Rules and the entering into of these agreements is subject to (i) the reporting and announcement requirements under Chapter 14A of the Listing Rules, and (ii) the approval by the Independent Shareholders by poll at the EGM, and the HTCL Handset Supply Annual Caps are subject to approval by the Independent Shareholders by poll at the EGM.

The Company also announced on 27 March 2007 its proposal to set the Thai Marketing Annual Caps.

The purposes of this circular are to provide Shareholders with, amongst others, further details of the Handset Supply Agreements, the HTCL Handset Supply Annual Caps and the Thai Marketing Annual Caps and to give notice to Shareholders of the EGM to consider and, if thought fit, to approve the entering into of the Handset Supply Agreements, the HTCL Handset Supply Annual Caps and the Thai Marketing Annual Caps.

A. THE HANDSET SUPPLY AGREEMENTS

1. HTCL Handset Supply Agreement

Date:	27 March 2007

Parties:	(1)	H3G PS as supplier

	(2)	HTCL as customer

Condition:	Upon approval of Independent Shareholders having been obtained

LETTER FROM THE BOARD

Terms:	Upon invitation by H3G PS, HTCL may offer, and is thereby irrevocably committed to purchase Handsets on substantially the same terms and conditions as the sale and purchase of handsets offered by handset vendors to H3G PS other than as to the unit prices.

Duration:	An initial period of three years from 1 January 2007 and thereafter automatically renewed on each third anniversary of 1 January 2007 for three successive periods of three years unless terminated earlier by either party in accordance with the specified terms.

Annual Caps:	The proposed annual cap, subject to approval of the Independent Shareholders, for each of the three financial years ending 31 December 2009 is HK$1,500 million, HK$1,800 million and HK$2,000 million respectively.

2. Partner Handset Supply Agreement

Date:	27 March 2007

Parties:	(1) H3G PS as supplier
(2) Partner as customer

Condition:	Upon the fulfilment or waiver (as the case may be) of all such requirements as are applicable to HTIL or HWL under the Listing Rules in respect of the transactions contemplated under the agreement from time to time.

Terms:	Upon invitation by H3G PS, Partner may offer, and, if such offer was made, is thereby irrevocably committed to purchase Handsets on substantially the same terms and conditions as the sale and purchase of handsets offered by handset vendors to H3G PS other than as to the unit prices.

Duration:	On similar terms as described above for the HTCL Handset Supply Agreement.

Annual Caps:	The annual cap for each of the three financial years ending 31 December 2009 is HK$230 million, HK$196 million and HK$214 million respectively.

The above annual caps are proposed by reference to the existing scale and operations of 3G businesses of HTCL and Partner, as the case may be, the prevailing and expected market conditions, projected product lives and demand, expected mobile phone penetration in the population, expected growth in subscribers, network expansion and changes in handset technology in the relevant market in Hong Kong, Macau and Israel in the three years ending 31 December 2009.

REASONS FOR, AND BENEFITS OF, ENTERING INTO THE HANDSET SUPPLY AGREEMENTS

By entering into the conditional Handset Supply Agreements, the Group will have the opportunity to benefit from the economies of scale maximised by H3G PS in contrast to the buying power of individual group companies when H3G PS enters into bulk purchase handset supply agreements with handset vendors and thereby securing volume discounts and other favourable supply terms by purchasing handsets in large volumes.

LETTER FROM THE BOARD

INFORMATION ABOUT THE PARTIES TO, AND THE LISTING RULES IMPLICATIONS OF, THE ADDITIONAL CONTINUING CONNECTED TRANSACTIONS

Each of HTCL and Partner is a licensed operator of Universal Mobile Telecommunications Services and carries on, amongst other things, 3G businesses in Hong Kong and Israel, respectively, and is an indirect non wholly owned subsidiary of the Company.

H3G PS is an indirect wholly owned subsidiary of HWL, and is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. HWL and its subsidiaries operate and invest in five core businesses: ports and related services; property and hotels; retail and manufacturing; energy, infrastructure, finance and investments; and telecommunications.

The sale and purchase of Handsets contemplated under the Handset Supply Agreements constitute non-exempt continuing connected transactions for the Company under the Listing Rules and are subject to (i) the reporting, announcement and annual review requirements under Listing Rule 14A.34; and (ii) the approval by the Independent Shareholders by poll at the EGM under Listing Rule 14A.35, and the HTCL Handset Supply Annual Caps are subject to approval by the Independent Shareholders by poll at the EGM. The applicable percentage ratios in respect of the aggregate purchases of Handsets by each of HTCL and Partner from H3G PS for the period from 1 January 2007 to 28 February 2007 do not exceed 0.1%. The Company does not expect the applicable percentage ratios in respect of the aggregate purchases of Handsets by HTCL from H3G PS for the period from 1 January 2007 to the date of the EGM to exceed 2.5%.

HWL and its associates will abstain from voting on the resolutions to be proposed at the EGM in relation to the entering into of the Additional Continuing Connected Transactions and the approval of the HTCL Handset Supply Annual Caps.

RECOMMENDATION

The Board considers the transaction contemplated under the Handset Supply Agreements to be fair and reasonable and in the interests of the Company and the Shareholders as a whole. The Independent Board Committee has been established to give an opinion to the Independent Shareholders in respect of the Handset Supply Agreements and the HTCL Handset Supply Annual Caps. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of these matters. The Independent Board Committee, having taken into account the terms of the Handset Supply Agreements, the proposed HTCL Handset Supply Annual Caps and the advice of Somerley, considers such terms and the proposed caps to be fair and reasonable and in the interests of the Company and the Shareholders as a whole and accordingly recommends that the Independent Shareholders vote in favour of the ordinary resolution to approve the Handset Supply Agreements and the HTCL Handset Supply Annual Caps to be proposed at the EGM.

ADDITIONAL INFORMATION

Your attention is drawn to (i) Part II of the letter from the Independent Board Committee set out on page 20 of this circular which contains the opinion of the Independent Board Committee to the Independent Shareholders in respect of the Handset Supply Agreements and the HTCL Handset Supply Annual Caps; and (ii) Part II of the letters from Somerley set out on pages 32 to 39 of this circular which contains, among other things, its advice to the Independent Board Committee and the Independent Shareholders in respect of these matters. Your attention is also drawn to the additional information set out in the Appendix to this circular.

LETTER FROM THE BOARD

B. THAI MARKETING AGREEMENT

On 14 August 1996, the Thai Marketing Agreement was entered into between Hutchison CAT and CAT Telecom pursuant to which Hutchison CAT has been providing exclusive marketing services for CAT Telecom in 25 provinces located in central Thailand. Hutchison CAT has been responsible for marketing and selling mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom, as well as providing after-sales services and other supplementary services relating to such sales and marketing activities. Hutchison CAT has been marketing CAT Telecom’s CDMA 2000 1X network services under the Hutch brand name and receives a percentage of the access fees, monthly services fees and sign-on fees paid by the subscribers. Under the Thai Marketing Agreement, Hutchison CAT is also liable to pay to CAT Telecom certain network operating expenses. The Thai Marketing Agreement is effective until 21 April 2015.

The major terms and conditions of the transactions contemplated under the Thai Marketing Agreement as summarised on pages 210 to 211 of the Prospectus have remained unchanged.

HISTORICAL FIGURES

The aggregate revenues to the Group from access fees, monthly services fees and sign-on fees under the Thai Marketing Agreement for the three years ended 31 December 2006 were HK$747.29 million, HK$834.00 million and HK$991.69 million respectively compared to annual caps previously set at HK$1,321 million, HK$2,064 million and HK$2,620 million respectively for the corresponding years.

PROPOSED ANNUAL CAPS FOR THAI MARKETING AGREEMENT

The Thai Marketing Annual Caps are HK$1,616 million, HK$2,535 million and HK$3,277 million.

The new annual caps for the transactions are based on the historical transaction amounts for the three years ended 31 December 2006. The increase in the annual caps is mainly attributed to the expected significant increase in the number of subscribers to the Hutch brand service in Thailand as a result of the expansion in the CDMA 2000 1X network coverage of CAT Telecom from 25 of Thailand’s 76 provinces to all provinces.

The Independent Board Committee has been established to give an opinion to the Independent Shareholders in connection with approval of the Thai Marketing Annual Caps after taking into account the opinion to be issued by Somerley appointed to issue an opinion to the Independent Board Committee and the Independent Shareholders as to whether such proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE PARTIES TO, AND LISTING RULES IMPLICATIONS OF, THE THAI MARKETING AGREEMENT

CAT Telecom was established in 2003 to operate the telecommunications business of the former Communications Authority of Thailand, a regulatory agency responsible for regulating international and mobile telecommunications services. CAT Telecom has the right to operate a CDMA2000 1X network. CAT Telecom is a connected person of HTIL by virtue of being a substantial shareholder holding approximately 26% interest of and in Hutchison CAT, one of the Group’s Thai joint ventures which is consolidated as a subsidiary into the Group’s financial statements.

Prior to the listing of the Shares on the Stock Exchange, a waiver was granted by the Stock Exchange from the strict compliance with the announcement and independent shareholders’ approval requirements in connection with the entering into of the Thai Marketing Agreement. As

LETTER FROM THE BOARD

the annual caps for each of the three years ended 31 December 2006 for the Thai Marketing Agreement have expired and the applicable percentage ratios in respect of the maximum aggregate proposed caps are, on an annual basis, more than 2.5%, the proposal to set such caps for the three financial years ending 31 December 2009 is subject to obtaining the approval of the Independent Shareholders. The Company does not expect the applicable percentage ratios in respect of the aggregate revenues to the Group from access fees, monthly services fees and sign-on fees under the Thai Marketing Agreement for the period from 1 January 2007 to the date of the EGM to exceed 2.5%.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, no Shareholder has a material interest in the Thai Marketing Agreement and thus no Shareholder is required to abstain from voting on the resolution to be proposed to the Shareholders at the EGM to approve the Thai Marketing Annual Caps.

RECOMMENDATION

The Independent Board Committee has been established to give an opinion to the Independent Shareholders in respect of the Thai Marketing Annual Caps. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of this matter. The Independent Board Committee, having taken into account the advice of Somerley, considers the proposed Thai Marketing Annual Caps to be fair and reasonable and in the interests of the Company and the Shareholders as a whole and accordingly recommends that the Independent Shareholders vote in favour of the ordinary resolution to approve the Thai Marketing Annual Caps to be proposed at the EGM.

ADDITIONAL INFORMATION

Your attention is drawn to (i) Part II of the letter from the Independent Board Committee set out on page 20 of this circular which contains the opinion of the Independent Board Committee to the Independent Shareholders in respect of the Thai Marketing Annual Caps; and (ii) Part II of the letters from Somerley set out on pages 32 to 39 of this circular which contains, among other things, its advice to the Independent Board Committee and the Independent Shareholders in respect of the Thai Marketing Annual Caps. Your attention is also drawn to the additional information set out in the Appendix to this circular.

LETTER FROM THE BOARD

III. PROPOSED CHANGE OF TERMS OF SHARE OPTIONS AND SHARE OPTION SCHEME

Outstanding Share Options

As at the Latest Practicable Date, 41,340,332 Share Options granted by the Company to certain Directors and employees of the Company were outstanding.

A summary of the terms of the outstanding Share Options which had yet to be vested as at the Latest Practicable Date is set out below:

Name or Category of Participants	Date of grant of Share Options(1)	Number of unvested Share Options held as at the Latest Practicable Date (2)	Exercise period of Share Options	Exercise price of Share Options(3) HK$
Directors/Alternate Directors
Dennis Pok Man Lui	8 August 2005	9,000,000	8.8.2006 to	8.70
			7.8.2015
Tim Pennington	8 August 2005	3,333,333	8.8.2006 to	8.70
			7.8.2015
Chan Ting Yu	8 August 2005	3,333,333	8.8.2006 to	8.70
			7.8.2015
Woo Chiu Man, Cliff	8 August 2005	2,333,333	8.8.2006 to	8.70
			7.8.2015
Other Employees
Other employees (in aggregate)	8 August 2005	23,033,334	8.8.2006 to	8.70
			7.8.2015

Total		41,033,333

Notes:

(1)

The Share Options will be vested according to a schedule, namely, as to as close to  1/3 of the Shares which are subject to the Share Options as possible by each of the three anniversaries of the date of offer of the Share Options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.

(2)	These Share Options have been granted but remain unvested as at the Latest Practicable Date.
(3)	The exercise price of the Share Options is subject to adjustment, in accordance with the provisions of the Share Option Scheme, in the event of an alteration in the capital structure of the Company.

The Share Option Terms Change Proposal

On 22 February 2007, the Company announced that, subject to Completion occurring and further approval of the Board, the Transaction Special Dividend is expected to be declared and paid to Shareholders. In respect of the proposed payment by the Company of the Transaction Special Dividend or the future payment of any other Special Dividend, the Company is proposing a change in the terms of all Share Options which are outstanding and unvested as at the time of each proposed dividend payment to reflect the effect of such payment.

LETTER FROM THE BOARD

As at 30 March 2007, the trading day immediately preceding the Latest Practicable Date, the closing price of the Shares as quoted on the Stock Exchange was HK$15.84. Upon the payment of the Transaction Special Dividend, the trading price of the Shares is expected to decline to reflect the amount of the Transaction Special Dividend paid to Shareholders.

While the Share Option Scheme permits an adjustment to the exercise price of the Share Options in the event of an alteration in the capital structure of the Company, it does not permit any adjustment to the exercise price of the Share Options in the event of the payment by the Company of any special dividend which would have an impact on the trading price of the Shares as the payment of such a special dividend was not contemplated at the time of adoption of the Share Option Scheme.

It is accepted that the purpose of the Share Option Scheme is to enable the Group to grant options to selected participants on terms and conditions, such as imposition of appropriate of vesting schedules to serve as incentives or rewards for their retention and continued contribution to the Group. The Board is accordingly proposing (the “Share Options Term Change Proposal”):

(i)	in respect of any proposed payment by the Company of the Transaction Special Dividend, there shall be a downward adjustment to the exercise price of Share Options outstanding and unvested at the time of such payment on a dollar-for-dollar basis; and

(ii)	in respect of any future payment of any other Special Dividend, there shall be a downward adjustment to the exercise price of the Share Options outstanding and unvested at the time of such payment either on a dollar-for-dollar basis or such other basis as the Board may consider appropriate subject always to the amount of the downward adjustment not exceeding the amount of such Special Dividend to be paid and in either case the adjusted exercise price of the Share Options shall not, in any case, be less than the nominal value of the Shares and the proposed adjustment to the exercise price of the Existing Share Options will take effect each time on the date of payment by the Company of a Special Dividend.

For illustrative purposes only, on the assumption that the amount of the Transaction Special Dividend proposed to be declared and paid by the Company following Completion is HK$6.75 per Share, the exercise price of the Existing Share Options will be adjusted downwards to HK$1.95. If, thereafter, the Company undertakes a sale of other assets which are held for investment purposes by the Group and the Company declares and pays a Special Dividend out of the proceeds of such sale of assets, which is not otherwise payable in the ordinary course, the then exercise price of the Existing Share Options will be further adjusted downwards on a basis considered appropriate by the Board having regard to the circumstances of the case but the downward adjustment shall not exceed the amount of the Special Dividend paid on a dollar-for-dollar basis, and the adjusted exercise price of the Existing Share Options shall not, in any case, be less than the nominal value of the Shares.

It should be noted that if and to the extent the Share Option Terms Change Proposal is not effective in introducing an automatic mechanism for recalculating the fair value of the Existing Options for accounting purposes, certain share-based payment expenses may be recognised in the accounts of the Company in the financial years following adoption of such Proposal.

The Board considers that the Share Option Terms Change Proposal would (i) allow the Group to compensate Optionholders for any special capital returns to Shareholders in a fair and cost-effective basis, the inherent simplicity of which not only enhances transparency but also

LETTER FROM THE BOARD

provides increased flexibility for exercise of unvested options, (ii) enable the Group to continue to incentivise and retain the services of its key employees in an increasingly competitive environment, and (iii) align key employees’ interests with Shareholders’ interests.

The Share Option Terms Change Proposal is to be effected by (i) a change to the terms of Existing Share Options granted and outstanding as at the EGM; and (ii) an alteration to the terms and conditions of the Share Option Scheme for other Existing Share Options yet to be granted as at the EGM. Pursuant to Note (2) to Listing Rule 17.03(18), any change to the terms of options granted by the Company or material alterations to the terms and conditions of the Share Option Scheme must be approved by the Shareholders, except where the alterations take effect automatically under the existing terms of the Share Option Scheme. Accordingly, the Share Option Terms Change Proposal is subject to the approval of the Shareholders. All Shareholders who are also Optionholders and their respective associates will abstain from voting on the resolution to be proposed at the EGM in relation to the approval of the Share Option Terms Change Proposal.

Subject to the approval of the Share Option Terms Change Proposal and the payment of the Transaction Special Dividend by the Company, the Company will make an announcement following the payment of the Transaction Special Dividend of the number of Existing Share Options at the date of payment of the Transaction Special Dividend and the adjusted exercise price of such Existing Share Options. Upon the payment of any other Special Dividend, the Company will also make an announcement of the then number of Existing Share Options and the adjusted exercise price of such Existing Share Options.

RECOMMENDATION

The Board (other than the Directors who are also Optionholders, namely, Messrs. Dennis Pok Man Lui, Tim Pennington, Chan Ting Yu and Woo Chiu Man, Cliff) considers the terms of the Share Option Terms Change Proposal to be fair and reasonable and in the interests of the Company and the Shareholders as a whole and accordingly, recommends that you vote in favour of the ordinary resolution to approve the Share Option Terms Change Proposal to be proposed at the EGM.

IV. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

In order to update the Articles of Association of the Company to reflect the requirements of the Listing Rules, the Company will propose at the EGM a special resolution to achieve the same.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

A special resolution will be proposed at the EGM to update the Articles of Association to reflect the requirements of the Listing Rules, including the Corporate Governance Code. Such amendments clarify that:

(1)	all directors appointed to fill a casual vacancy are subject to election by Shareholders at the first general meeting instead of the first annual general meeting after their appointment;

(2)	the Company can remove any director in a general meeting by ordinary resolution; and

LETTER FROM THE BOARD

(3)	at each annual general meeting one-third of the Directors or, if their number is not a multiple of three, the number nearest to but not less than one-third (instead of not greater than one-third) shall retire from office by rotation.

The Articles Amendment Proposal is set out in the notice of the EGM.

RECOMMENDATION

The Board considers the Articles Amendment Proposal to be in the best interests of the Company and the Shareholders, and accordingly recommends you to vote in favour of the resolution to be proposed at the EGM to approve the same.

Yours faithfully

By Order of the Board

Fok Kin-ning, Canning

Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

4 April 2007

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company to the Shareholders dated 4 April 2007 (the “Circular”), of which this letter forms part. Terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

Part I

The Independent Board Committee has been established to give an opinion to the Independent Shareholders in respect of the Settlement Agreement. Somerley has been appointed as the independent financial adviser to advise us and the Independent Shareholders in respect of the Settlement Agreement. Details of its advice, together with the principal facts and reasons taken into consideration in arriving at such advice, are set out in their letter on pages 22 to 31 of the Circular.

Your attention is drawn to the “Letter from the Board” set out on pages 7 to 11 of, and the additional information set out in the Appendix to, the Circular.

Having taken into account the terms of the Settlement Agreement and the advice of Somerley, we consider the Settlement Agreement to be fair and reasonable and in the interests of the Company and the Shareholders as a whole and agree with Somerley’s recommendation for the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the same.

Part II

The Independent Board Committee has also been established to give an opinion to the Independent Shareholders in respect of the Handset Supply Agreements, the HTCL Handset Supply Annual Caps, and the Thai Marketing Annual Caps. Somerley has also been appointed as the independent financial adviser to advise us and the Independent Shareholders in respect of these matters. Details of its advice, together with the principal facts and reasons taken into consideration in arriving at such advice, are set out in their letter on pages 32 to 39 of the Circular.

Your attention is drawn to the “Letter from the Board” set out on pages 11 to 15 of, and the additional information set out in the Appendix to, the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the terms of the Handset Supply Agreements and the Thai Marketing Agreement and the advice of Somerley, we consider (i) the Handset Supply Agreements to be on normal commercial terms, the Additional Continuing Connected Transactions will be entered into in the ordinary and usual course of business of HTCL or Partner, as the case may be, and they are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and (ii) the HTCL Handset Supply Annual Caps and the Thai Marketing Annual Caps to be fair and reasonable insofar as the Company and the Shareholders are concerned; and agree with Somerley’s recommendation for the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the same.

Yours faithfully

The Independent Board Committee

KWAN Kai Cheong	John W. STANTON	Kevin WESTLEY

All the Independent Non-executive Directors

LETTERS FROM SOMERLEY

The following are the texts of the letters from Somerley to the Independent Board Committee and the Independent Shareholders prepared for the purpose of inclusion in this circular.

Part I – in respect of the Settlement Agreement

SOMERLEY LIMITED 10th Floor The Hong Kong Club Building 3A Chater Road Central Hong Kong

4 April 2007

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTION

1.	INTRODUCTION

We refer to our appointment to act as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Settlement Agreement dated 15 March 2007 entered into among the Company and the Essar Companies, details of which are contained in the circular of the Company to the Shareholders dated 4 April 2007 (the “Circular”), of which this letter forms a part. Unless otherwise defined, terms used in this letter have the same meanings as defined in the Circular.

The Essar Companies are connected persons of the Company by virtue of being either a substantial shareholder of Hutchison Essar, a subsidiary of the Company, or associates thereof. The entering into of the Settlement Agreement therefore constitutes a connected transaction of the Company and is subject to the reporting, announcement and the Independent Shareholders’ approval requirements under the Listing Rules. These requirements include that the Essar Companies and their associates should abstain from voting on the ordinary resolution in respect of the Settlement Agreement at the EGM; to the best knowledge of the Directors, the Essar Companies did not hold any shares of the Company as at the Latest Practicable Date.

Certain wholly owned subsidiaries of HWL, which were the registered holders of an aggregate of 49.76% of the issued share capital of the Company as at the Latest Practicable Date, have given irrevocable undertakings to ECIL to vote in favour of the resolution to be proposed to the Shareholders at the EGM to approve the Settlement Agreement.

An independent committee of the Board, comprising all the independent non-executive Directors namely Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley, has been formed to make recommendations to the Independent Shareholders as regards the terms of the Settlement Agreement. We have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

LETTERS FROM SOMERLEY

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the Directors, and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and will remain true, accurate and complete up to the time of the EGM. We have sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to believe that any material information has been withheld from us, or doubt the truth or accuracy of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view. We have not, however, conducted any independent investigation into the business and affairs of the Group or of the Essar Companies.

We have reviewed, among other materials, the Settlement Agreement and the Company’s circular dated 21 February 2007 (the “Transaction Circular”) containing information on the Company’s proposed disposal of, inter alia, its Indian mobile telecommunications operation held under Hutchison Essar (the “Disposal”), in particular the accountants’ report on the Group including Hutchison Essar for the three years ended 31 December 2005 and the nine months ended 30 September 2006 as well as the pro forma financial information reflecting the impact of the Transaction on the financial position of the Group. We have also reviewed Hutchison Essar’s unaudited results for the year ended 31 December 2006. We have discussed the reasons for the Settlement Agreement with the executive Directors.

2.	PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion on the terms of the Settlement Agreement, we have taken into consideration the following principal factors and reasons:

(i)	Background to and reasons for the Settlement Agreement

On 12 February 2007, the Directors announced that the Company had entered into the Agreement to sell its entire direct and indirect equity, loan and other interests and rights, held through subsidiaries, in its Indian mobile telecommunications operation comprising the Hutchison Essar Group. Upon completion of the Transaction, the Company will have no remaining interest in Hutchison Essar.

The Company’s interests in Hutchison Essar are being sold to Vodafone International Holdings B.V. (the “Purchaser”), a wholly owned subsidiary of Vodafone Group Plc. The consideration for the Transaction (“Consideration”) is approximately US$11,080 million (approximately HK$86,570 million) (before costs, expenses and interest on the Consideration) and is payable, together with interest, in cash on Completion. Interest is payable by the Purchaser on the Consideration from the date of the Agreement (i.e. 11 February 2007) to the date of Completion at the monthly LIBOR rate.

The Transaction constitutes a very substantial disposal for the Company under the Listing Rules and was therefore subject to, among other conditions, the approval of the Shareholders. The Company sent the Transaction Circular to Shareholders giving full details of the Transaction and convening an extraordinary general meeting of Shareholders for this purpose on 9 March 2007 (the “Transaction EGM”). The Company announced on that day that the Transaction had received the support of an overwhelming majority of the Shareholders voting.

LETTERS FROM SOMERLEY

Further condition

Pursuant to the Agreement, completion of the Transaction remains conditional upon all requisite consents of the Foreign Investment Promotion Board of the Ministry of Finance of the Government of India (the “FIPB”) to the Transaction having been obtained, provided that such consents are not subject to a condition or other requirement which, if implemented, would require the disposal of, or cause an adverse effect on, the assets and/or liabilities of the Hutchison Essar Group taken as a whole, in an amount of US$500 million (approximately HK$3,907 million) or more (the “FIPB Condition”).

The FIPB Condition may be waived by the Purchaser by notice in writing to the Company. If the FIPB Condition is not satisfied or waived within 120 days of the date of the Agreement, the Company may, in its sole discretion, at any time thereafter terminate the Agreement.

Subsequent event

Subsequent to the signing of the Agreement, the Directors announced on 7 March 2007 that Telecom Watchdog, an Indian Non-Government Organisation, provided the Company with a copy of a petition it had filed with the High Court of Delhi in India. The petition alleges, among other things, that the level of foreign shareholdings in Hutchison Essar exceeds the limits set out in the Foreign Direct Investment regulations in India (the “FDI Regulations”) and requests that Hutchison Essar’s telecommunications licence be cancelled, investigations and proceedings against various parties for violation of Indian regulations be instituted and shares in Hutchison Essar held in breach of the FDI Regulations be confiscated. On 9 March 2007, the Directors announced that the High Court of Delhi adjourned the hearing of the petition filed by Telecom Watchdog indefinitely, noting that the issues raised in the petition were already being considered by the competent Indian governmental authorities.

(ii)	Information on the Essar Group

The information in this section on the Essar Group was derived from their web-site. The Essar Group was founded over three decades ago by the Ruia family and is headed by Chairman Shashi Ruia and Vice-Chairman Ravi Ruia. The Ruia family has been in business and trading since the 1800s, when the family first moved to Mumbai from Rajasthan in Western India.

The Essar Group is one of India’s largest corporate houses with interests spanning the manufacturing and service sectors in both old and new economies: steel, oil and gas, power telecom and business process outsourcing, shipping and construction. The Essar Group’s enterprise value is equivalent to approximately US$15 billion (approximately HK$117 billion) and it has a turnover of over US$2.2 billion (approximately HK$17 billion).

The listed companies in the Essar Group are:–

•	Essar Steel Ltd., India’s largest exporter of flat products

•	Essar Power Ltd., with extensive power assets including an advanced 515 MW natural gas plant

LETTERS FROM SOMERLEY

•	Essar Shipping Ltd., one of the world’s leading integrated sea logistics companies

•	Essar Constructions Ltd., leading engineering, procurement and construction contractors

•	Essar Oil Ltd., an integrated oil and gas company

Since the Company’s announcement of the Transaction on 12 February 2007, certain of the Essar Companies have asserted various rights in relation to the Transaction and have threatened to commence legal or other proceedings in the Indian Courts in order to enforce those alleged rights, including by preventing completion of the Transaction.

(iii)	Terms of the Settlement Agreement

The Company has agreed to pay ECIL (or as it directs) an aggregate amount of US$415 million (approximately HK$3,243 million), payable in two instalments:

(i)	an amount equal to US$373.5 million (approximately HK$2,919 million) immediately following Completion, or if later, within two Business Days of obtaining Independent Shareholders’ Approval. This ensures that the Company does not have to pay until after Completion;

(ii)	an amount equal to US$41.5 million (approximately HK$324 million) (together with Interest) upon occurrence of certain events including clearance of any legal or other proceedings in relation to the Transaction or Indian government authority’s enquiry into compliance with the FDI Regulations (the “FDI Compliance”), but in any event no later than on the date falling two Business Days after the second anniversary of Completion. It is expected that the Company would have ascertained within the above time-table whether any liabilities would have been triggered on the part of ECIL under the Essar Indemnity (as discussed below).

The Settlement Amount, totalling US$415 million, was arrived at after arm’s length negotiations.

Pursuant to the Settlement Agreement, each of the Essar Companies has agreed (and has undertaken to procure that each member of the Essar Group will agree), amongst other things:

(i)	with effect from the date of the Settlement Agreement, which is 15 March 2007, to refrain from doing anything which would, or would be likely to, prevent, delay or inhibit Completion in any way;

(ii)	not to undertake, commence, continue or support any legal or other proceedings which would, or would be likely to, prevent, delay or inhibit Completion in any way. This would, for example, include withdrawal of any objection it has made to the Indian government authority or otherwise in relation to the Transaction;

(iii)

as far as reasonably practicable, to use all reasonable endeavours and promptly take all reasonable steps to ensure Completion is achieved as soon as practically possible. This would include making representations or submissions to the relevant Indian government authority on the foreign ownership content of

LETTERS FROM SOMERLEY

the Essar Companies’ shareholding in the Company for the purpose of demonstrating that the Company is in FDI Compliance or to indicate support of the Transaction;

(iv)	with effect from 15 March 2007, but subject to the Company fulfilling its obligation to pay the first instalment of the Settlement Amount of US$373.5 million, to irrevocably and unconditionally waive, with effect from Completion of the Transaction, any and all rights of any kind that it has, may have or claims to have, in respect of any matters arising out of or in any way related to or connected with the Transaction. In this regard, ECIL has also agreed to indemnify and hold harmless the Company on demand against any liability or loss in respect of claims which are or may be brought pursuant to the Agreement against the Company (the “Essar Indemnity”). The maximum amount of the above claim under the Agreement is substantial. In this regard, the Company shall have a fallback Essar Indemnity, though the latter is limited to the amount received by ECIL under the Settlement Agreement; and

(v)	subject to the Company fulfilling its obligation to pay the first instalment of the Settlement Amount, to terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar such as any alleged rights of first refusal or tag along rights in favour of the Essar Companies which may be alleged to have been triggered by the Transaction;

The parties to the Settlement Agreement have undertaken that in executing, performing and complying with their respective obligations under this Agreement, they will comply with all applicable laws and regulations.

(iv)	Advantages of the Settlement Agreement

The Directors were, and remain, confident that the Company would have successfully defended any proceedings in relation to the Transaction. However, they were concerned that legal proceedings along these lines, if commenced, would be likely to delay Completion. Completion would accordingly also be delayed for a period which is difficult to assess, but could be prolonged. At the same time, the legal advice received in such circumstances, however positive, cannot absolutely guarantee an entirely satisfactory outcome. In addition, there can be no certainty that a prolonged delay might not have in some way jeopardised Completion, given the potential evolution of regulations and the extensive and fast moving commercial changes in the Indian telecommunications market. The Company has therefore been engaged in discussions with the Essar Companies to arrive at an agreed basis on which the Essar Group would assist the Company and the Purchaser to complete the Transaction.

The entering into and implementation of the Settlement Agreement will remove the uncertainty and risk to Completion posed by the claims and assertions of the Essar Group and thereby increase the likelihood of a prompt and unobstructed Completion in accordance with the terms of the Agreement. It will also and finally settle any dispute which may exist between the two groups as well as provide the Company with the benefit of the Essar Indemnity, which would reduce the liability and/or losses, if any and to the extent of the Settlement Amount paid, which the Company might otherwise face arising out of proceedings or claims to which the indemnity relates.

We have also discussed with the Directors the effective cost of a delay in Completion. The executive Directors consider the opportunity cost of capital for HTIL, based on the acceptable return on the marginal project undertaken, to be in the region of 9.5%.

LETTERS FROM SOMERLEY

The Purchaser is obligated to pay interest from the date of the Agreement to the date of Completion at one-month LIBOR (currently at approximately 5.5%). There is clearly a considerable time cost of money to the Company, and to the Shareholders in respect of the proposed dividend, in any significant delay in receiving the proceeds of US$11,080 million (US$10,665 million net of the Settlement Amount). However, as these proceeds will be put to a variety of uses (dividend, reduction of debt, business development - see paragraph (vii) below), we are not able to quantify this time cost with any precision.

(v)	2006 results of the Group’s Indian operations

Based on the results announcement of the Company dated 20 March 2007 which was released after the Settlement Agreement, Hutchison Essar now has licences for all 23 license areas in India. At 31 December 2006, Hutchison Essar’s customer base was 23.3 million customers, an increase of 11.9 million customers in 2006.

Turnover and EBITDA of the Group’s Indian operations were:

Year ended 31 December	Turnover	EBITDA	EBITDA
	HK$ million	HK$ million	margin (%)
2006	15,455	4,900	31.7%
2005	9,996	3,237	32.4%

Increase	54.6%	51.4%

(vi)	Financial effects of the Settlement Agreement

(a)	Reduction of financial benefits

Based on the figures set out in the Transaction Circular and adjusting for the Settlement Amount of US$415 million, the reduction to the benefits to the Company are as follows:

	Based on the Agreement	As reduced by the Settlement Amount of US$415 million	Decrease by
	US$ million	US$ million	%
Value placed on the Company’s interest in Hutchison Essar	11,080	10,665	3.7
Net cash inflow to the Group	11,000	10,585	3.8
Estimated before tax gain	9,610	9,195	4.3

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(b)	Market comparables

(i)	Comparison with listed Indian telcos

In our view, the most comparable Indian telecommunications companies to Hutchison Essar are Bharti Airtel Limited (“Bharti”) and Reliance Communications Limited (“Reliance”). Relevant statistics for these two companies are:

Comparables	Country of listing	Financial year-end date	EV	EBITDA	EV /EBITDA
			(US$ million)	(US$ million)
			(Note 1)
Bharti	India	31 March	28,066	1,570	17.9
				(Note 2)
Reliance	India	31 March	22,115	1,159	19.1
				(Note 3)
For reference:
The Company	Hong Kong	31 December	17,469	1,295	13.5

Source: Bloomberg

Notes:

1.	The enterprise value (“EV”) is calculated as the market capitalisation plus total debts, minority interests, minus cash and cash equivalents as at 31 December 2006.
2.	The earnings before interest, taxation, depreciation and amortisation (“EBITDA”) of Bharti is derived from annualising the EBITDA for the nine month period ended 31 December 2006
3.	Reliance has changed its financial year end date from 31 December to 31 March with effect from 1 January 2006. The financial information of Reliance is based on its published unaudited financial results covering the 12 months up to and including 31 December 2006

Bharti is the largest cellular services provider in India. It is an integrated telecom service provider operating mobile, fixed line, long distance and broadband services with a presence in all 23 circles in India. We have viewed Bharti as the most comparable company to Hutchison Essar. In arriving at the EV of Bharti, we have adopted its market capitalisation and added the net debt and minority interests as at 31 December 2006. On this basis, the EV/EBITDA ratio of Bharti was 17.9.

Reliance is an integrated communications service provider in India. Its EV/ EBITDA ratio is estimated at 19.1.

The above figures are based on the market price of Bharti and Reliance and consequently do not incorporate any premium for control. However, they are also prices for listed companies, whereas Hutchison Essar, being unlisted, could be considered less liquid. On balance, we consider those factors approximately offset each other.

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(ii)	Comparison with recent acquisitions in the telecommunications industry

Since September 2005, there have been a number of transactions which involved the acquisition of telecommunication interests (“Comparable Deals”) as summarised below:

Date of announcement	Acquiror	Target	Acquired	Deal Size	EV/EBITDA[2]
			%	(US$ million) [1]
13 Oct 2006	Providence Equity Partners LLC	Idea Cellular Limited	16.0%	400	13.3
30 Jun 2006	The Company	Hutchison Essar	5.1%	450	19.3
10 Apr 2006	Aditya Birla Nuvo Limited	Idea Cellular Limited	48.1%	990	12.1
10 Mar 2006	Telekom Malaysia Berhad	Spice Communication Private Limited	49.0%	179	15.0
26 Dec 2005	Maxis Communications Berhad	Aircel Cellular Limited	74.0%	800	20.0
28 Oct 2005	Vodafone Group Plc	Bharti Airtel Limited	10.05%	1,481	18.9
18 Oct 2005	Essar Teleholdings Limited	Hutchison Essar	3.2%	147	14.3
26 Sep 2005	Hutchison Essar	BPL Mobile Communications Limited	100%	1,128	19.1
Mean					16.5
Note:
3 Oct 2006	PCCW Limited	SUNDAY Holdings (Hong Kong) Corporation (“Sunday”)	100%	249	74.9

1.	Reflects value of equity stake purchased in transaction.
2.	Based on historical last 12 months EBITDA for HTIL/Hutchison Essar, Vodafone/Bharti, Essar/Hutchison Essar. Values for remaining deals are based on estimates for EV/ FY05EBITDA from brokerage research reports.

The average EV/EBITDA ratios of recent acquisitions in the telecommunications industry (excluding Sunday) summarised above is approximately 16.5 times. We have omitted the acquisition of Sunday, with an unusually high EV/EBITDA of 74.9, which in our opinion was affected by depressed profits of Sunday and the particular circumstances of the case.

The two most comparable Indian telecommunications companies to Hutchison Essar have EV/EBITDA multiplies of close to 20 times, while those for the Comparable Deals range from 12 to 20 times. If we assume an EV/EBITDA multiple at the top end of the range of say 20 times for Hutchison Essar, Hutchison Essar would have a value of US$12,400 million (based on Hutchison Essar’s EBITDA of US$620 million for the year ended 31 December 2006), or approximately US$8,308 million for a 67% interest. The transaction involves the Company’s entire direct and indirect equity, loan

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and other interests in Hutchison Essar held through a relatively complex structure. As a result, an EV/EBITDA ratio for Hutchison Essar calculated by grossing up the amount receivable by the Company may not accurately reflect all the factors involved in the consideration for the Transaction. Nevertheless, as compared to the above assumed market-related enterprise value of Hutchison Essar (based on EV/EBITDA multiples of comparable companies and market transactions), we consider that the pricing that the Company has achieved in the Transaction is favourable so far as the Independent Shareholders are concerned. This holds true even after taking into account the Settlement Amount of US$415 million.

(vii)	Use of proceeds from the Disposal

Subject to completion of the Transaction and the Settlement Agreement, the Board expects to (i) declare a special dividend of approximately HK$6.75 per Share, equivalent to approximately US$86 cents (approximately US$12.96 per ADS, subject to prevailing exchange rates at the time of payment), and (ii) apply approximately HK$13.9 billion (equivalent to approximately US$1.8 billion) to reduce the debt of the Group. The final amount of the special dividend and other details of its payment arrangement will be announced upon obtaining further approval of the Board to be sought after Completion has occurred. The balance of the net proceeds from the Disposal of approximately HK$37 billion (equivalent to approximately US$4.7 billion), after taking into account the Settlement Amount, will be used (i) to invest in telecommunications businesses, including expansion of the Company’s existing operations, and (ii) for working capital and general corporate purposes.

The Board intends to publish its ongoing dividend policy on the release of its interim results for the six months ending 30 June 2007, and review such policy if reinvestment of a significant proportion of the available proceeds has yet to be made by 31 December 2008. The Directors have stated that the expectation to propose declaring a special dividend of approximately HK$6.75 per Share will not be affected by the Settlement Agreement.

3.	DISCUSSION AND ANALYSIS

The Essar Group falls within the definition of a connected person of the Company because it is a substantial shareholder of Hutchison Essar, which is a subsidiary of the Company. Independent Shareholders’ consent is needed for a transaction (above a relatively small minimum size) between the Company and a connected person because of, among other factors, a presumption that the Company and the connected person may not be acting at arms length. However, in this case, it seems clear to us, based on our discussions with the management of the Company, that the Company and the Essar Group have been acting entirely at arms length, even to the extent of threats of litigation by the Essar Group against the Company. Consequently, we believe the Directors have negotiated as hard as possible to reach an acceptable basis to remove a major perceived obstacle to the Completion.

The Settlement Amount of US$415 million is certainly a substantial sum in absolute terms. However, the financial effects of the Transaction, even adjusted for the Settlement Agreement, as set out in paragraph 2(vi) above show substantial benefits for the Company, and the Settlement Amount only reduces them by 3.7-4.3%. We do not consider that a reduction of this size makes a fundamental difference to the attractiveness of the Transaction to Shareholders.

The Directors considered, and we agree, that without the Settlement Agreement there was a substantial risk of litigation by the Essar Group against the Company. This would, in their view, have been ultimately unsuccessful but could well have delayed completion of the

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Transaction for up to a year and perhaps longer, with the attendant risk of unforeseen developments during this period jeopardising the entire Transaction. This risk to the Transaction due to a delay was the chief factor persuading the Directors that a practical view should be taken and a settlement sought. We concur with this strategy as the most practical approach in the interests of safeguarding an attractive deal for Shareholders, as evidenced by the number of supportive votes received at the Transaction EGM.

The payment of the Settlement Amount will not affect the Directors expectation, already announced, to pay a special dividend of HK$6.75 per Share on Completion.

4.	OPINION AND ADVICE

Having taken into account the above principal factors and reasons, we consider that the Settlement Agreement is in the Company’s ordinary and usual course of business and in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders, and we ourselves recommend the Independent Shareholders, to vote in favour of the ordinary resolution to be proposed at the EGM to approve, ratify and confirm the Settlement Agreement.

Yours faithfully,
for and on behalf of SOMERLEY LIMITED M.N. Sabine
Chairman

LETTERS FROM SOMERLEY

Part	II - in respect of the Handset Supply Agreements, the HTCL Supply Annual Caps and the Thai Marketing Annual Caps

SOMERLEY LIMITED 10th Floor The Hong Kong Club Building 3A Chater Road Central Hong Kong

4 April 2007

To:	the Independent Board Committee

    and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

1.	INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on the continuing connected transactions in relation to (i) the purchase of Handsets by HTCL and Partner (together the “OpCos”) from H3G PS; and (ii) the provision of marketing services by Hutchison CAT to CAT Telecom (together, the Continuing Connected Transactions).

The OpCos are two indirect non-wholly owned subsidiaries of HTIL and H3G PS is an indirect wholly owned subsidiary of HWL. As at the Latest Practicable Date, HWL is a substantial shareholder of the Company. H3G PS is therefore a connected person of the Company and the transactions contemplated under the Handset Supply Agreements constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules. Since the Board expects that the applicable percentage ratios in respect of the annual consideration for the transactions contemplated under the HTCL Handset Supply Agreement will be more than 2.5% and the annual consideration is not less than HK$10,000,000, the Company is required to comply with the Independent Shareholders’ approval requirements described in Rule 14A.48 of the Listing Rules, in addition to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules. In this connection, the Company will seek from Independent Shareholders approval of the Additional Continuing Connected Transactions and the proposed annual caps for transactions contemplated under the HTCL Handset Supply Agreement. HWL and its associates will abstain from voting on the ordinary resolution to be proposed at the EGM to approve the Handset Supply Agreements including the proposed annual caps for transactions contemplated under the HTCL Handset Supply Agreement which will be taken by way of poll.

On 14 August 1996, Hutchison CAT and CAT Telecom entered into the Thai Marketing Agreement, pursuant to which, Hutchison CAT has agreed to provide exclusive marketing services in central Thailand by marketing and selling mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom. The Thai Marketing Agreement is effective until 21 April 2015. CAT Telecom is a connected person of HTIL by virtue of being a substantial shareholder holding approximately 26% interest in Hutchison CAT, one of the Group’s Thai joint ventures which is consolidated as a subsidiary into the

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Group’s financial statements. Such provision of marketing services to CAT Telecom which is expected to continue in the coming three years ending 31 December 2009 will constitute a continuing connected transaction for the Company under the Listing Rules.

As set out in the prospectus of the Company dated 30 September 2004, the sponsor of the Company’s global offering in 2004 had opined that the Thai Marketing Agreement and its proposed annual caps for the three years ended 31 December 2006 were fair and reasonable, and that such transactions have been entered into in the ordinary and usual course of the Group’s business, on normal commercial terms, are fair and reasonable and in the interests of the Shareholders as a whole. The Company has obtained a waiver from the Stock Exchange from strict compliance with the relevant provisions of the Listing Rules in respect of the marketing services under the Thai Marketing Agreement for the three financial years ended 31 December 2006.

Since the Board expects that the applicable percentage ratios in respect of annual consideration for the provision of marketing services contemplated under the Thai Marketing Agreement will be more than 2.5%, the Company is required to comply with the Independent Shareholders’ approval requirements described in Rule 14A.48 of the Listing Rules, in addition to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules. In this connection, the Company will seek from Independent Shareholders approval of the related proposed annual caps.

As at the Latest Practicable Date, since no Shareholder has a material interest in the Thai Marketing Agreement, all Shareholders are entitled to vote on the resolution approving the annual caps for the Thai Marketing Agreement.

Details of the Continuing Connected Transactions and the proposed annual caps are set out in the letter from the Board contained in the circular of the Company to the Shareholders dated 4 April 2007 (the “Circular”), of which this letter forms part. Unless otherwise defined herein, capitalised terms used in this letter shall have the same meaning as defined in the Circular.

The Independent Board Committee, comprising all the Independent Non-executive Directors, Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley, has been established to give an opinion to the Independent Shareholders as regards whether the terms of the Additional Continuing Connected Transactions are on normal commercial terms and in the ordinary course of business of the Group, and whether the Additional Continuing Connected Transactions (including the proposed annual caps for HTCL Handset Supply Agreement), are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. The Independent Board Committee also has to advise the Independent Shareholders whether the proposed annual caps for the marketing revenue under the Thai Marketing Agreement are fair and reasonable. We, Somerley, are independent from the Company and its connected persons including the parties to the Continuing Connected Transactions, and have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

In formulating our opinion and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the Directors, and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and will remain true, accurate and complete up to the time of the EGM. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to believe that any material information

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has been withheld from us, or doubt the truth or accuracy of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view. We have not, however, conducted any independent investigation into the business and affairs of the Group and that of each of the connected persons.

2.	PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation on the terms of the Continuing Connected Transactions, we have taken the following principal factors and reasons into consideration:

i.	Background to and reasons for the Continuing Connected Transactions

(a)	Handset Supply Agreements

Each of HTCL and Partner is a licensed operator of mobile telecommunications services, carrying on 3G business in Hong Kong and Israel respectively, and is an indirect non wholly owned subsidiary of the Company. H3G PS, an indirect wholly owned subsidiary of HWL, will act as the international procurement arm of the Group by purchasing Handsets from independent vendors and reselling to the OpCos.

The OpCos’ purchases will be carried out by H3G PS and the management considers that the supply arrangements between H3G PS and the OpCos are the most efficient method of meeting the Group’s requirements. By centralising Handsets procurement, the Group will benefit from the economies of scale maximised through H3G PS in contrast to the smaller buying power of individual group companies. H3G PS enters into bulk purchase handset supply agreements with handset vendors and thereby secures volume discounts and other favourable supply terms by purchasing handsets in large volumes. The Directors therefore consider that it would be in the interest of the Group to have such arrangements under the Handset Supply Agreements.

(b)	Thai Marketing Agreement

HTIL’s business operations in Thailand are conducted mainly through two entities, Hutchison CAT and BFKT (Thailand) Ltd. Hutchison CAT is a corporation with two principal shareholders, Hutchison Wireless and CAT Telecom.

In 2003, CAT Telecom was established to operate the telecommunications business of the former Communications Authority of Thailand, the agency responsible for regulating international and mobile telecommunications services. CAT Telecom has the right to provide mobile telecommunications services under the Cellular Digital AMPS 800 Band A System throughout Thailand. Hutchison CAT entered into the Thai Marketing Agreement with CAT Telecom on 14 August 1996 to provide exclusive marketing services for CAT Telecom in 25 provinces located in central Thailand. Under the Thai Marketing Agreement, Hutchison CAT is responsible for marketing and selling mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom, as well as providing after-sales services and other supplementary services relating to such sales and marketing activities. Hutchison CAT markets CAT Telecom’s CDMA 2000 1X network under the Hutch brand name, licensed from Hutchison 3G Enterprises S.à r.l.

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CAT Telecom is the only mobile telecommunications operator in Thailand utilising CDMA2000 1X technology. HTIL believes that Hutchison CAT is the only company in Thailand that currently markets high speed wireless multimedia services to subscribers and the Thai Marketing Agreement is integral to the Group’s telecommunications business in Thailand.

The services provided to CAT Telecom pursuant to the Thai Marketing Agreement have been conducted since the commencement of operations of Hutchison CAT in Thailand in February 2003. As at 31 December 2006, it was estimated that approximately 728,000 subscribers had signed on for Hutch brand service, representing an estimated 5% of the total number of Thai mobile telecommunications subscribers.

Hutchison CAT may market CAT Telecom’s services in central Thailand, an area that covers 25 of Thailand’s 76 provinces, including the capital city of Bangkok, and a population of 21 million people, representing 33% of Thailand’s population. Hutchison CAT’s marketing area accounts for 71% of Thailand’s gross domestic product.

ii.	Principal terms of the Continuing Connected Transactions

(a)	Handset Supply Agreements

Pursuant to the Handset Supply Agreements, H3G PS has agreed to supply and the OpCos have agreed to purchase Handsets for the three years ending 31 December 2009.

H3G PS will invite OpCos from time to time to purchase Handsets by the issue of a price list, setting out inter alia the Handset models, the unit prices and delivery lead times. OpCos may offer to purchase Handsets from H3G PS from time to time, by submitting a detailed delivery document to H3G PS, or by such other means notified from time to time by H3G PS to the H3G affiliates. The submission of a detailed delivery document by OpCos shall constitute an irrevocable commitment by OpCos to purchase the quantity of Handsets requested therein. H3G PS shall confirm its acceptance of the OpCo’s detailed delivery document by the issue of the consolidated detailed delivery documents (or by such other means notified from time to time by H3G PS to the H3G affiliates) which have been agreed with the relevant vendors. To the extent that H3G PS has entered into binding commitments with a vendor on the basis of forecasts (or other means) issued by OpCos, and OpCos wish to reduce the quantity of Handsets, H3G PS shall endeavour to ensure that the relevant vendors agree to reduce the committed quantities but if this cannot be achieved, the OpCos shall be required to meet their volume commitments unless otherwise agreed with H3G PS.

The Handset unit prices specified in the price list shall be substantially the same as the average unit price charged by the vendors to H3G PS, and may include an additional amount which is primarily attributable to the costs incurred by H3G PS in procuring and testing the Handsets, and in product, technical and vendor management generally.

The Handset Supply Agreements are non-exclusive and the OpCos have rights to choose other suppliers in the event that better sales terms to the OpCos are provided by independent suppliers. The Handset Supply Agreements shall

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continue in force for an initial period of three years and thereafter shall automatically renew on each third anniversary for three successive periods of three years. There is termination clause in the Handset Supply Agreements which give both parties rights to terminate the Handset Supply Agreements by giving no less than 120 days’ advance written notice which shall take effect no earlier than 31 December 2009.

(b)	Thai Marketing Agreement

Pursuant to the Thai Marketing Agreement, Hutchison CAT has agreed to provide exclusive marketing services to CAT Telecom until 21 April 2015. The service charges receivable by Hutchison CAT shall be a percentage of the access fees, monthly services fees and sign-on fees paid by the subscribers. Hutchison CAT is also liable to pay to CAT Telecom certain network operating expenses. However, it is expected that the annual network operating expenses will be less than the 2.5% threshold as set out in Listing Rule 14A.66(2) and hence will be exempt from independent shareholders’ approval requirements.

iii.	Annual caps

The Continuing Connected Transactions are subject to the Listing Rules requirements and conditions as more particularly discussed under the section headed “Reporting requirements and conditions of the Continuing Connected Transactions” below. In particular, the Continuing Connected Transactions are subject to the annual caps.

Assessment of the annual caps

In assessing the reasonableness of the annual caps, we have discussed with the management of the Company the basis and assumptions underlying the projections of the annual caps.

(a)	HTCL Handset Supply Agreement

Set out below are the proposed annual caps for the continuing connected transaction under the HTCL Handset Supply Agreement for each of the three years ending 31 December 2009:

	Year ending 31 December
	2007	2008	2009
	(HK$ million)	(HK$ million)	(HK$ million)
HTCL Handset Supply Agreement	1,500	1,800	2,000

The management of the Group advises us that the annual caps for the HTCL Handset Supply Agreements are determined based on, among other things, existing scale and operation of 3G businesses of HTCL, the prevailing and expected market conditions, projected product lives and demand, expected mobile phone penetration in the population, expected growth in subscribers, network expansion and changes in handset technology in the relevant market in Hong Kong and Macau in the three years ending 31 December 2009.

The 3G phone penetration rate in Hong Kong has been rising over the past years and Macau is about to launch 3G mobile services in the near future. Directors believe that the expansion of the network and the changes in handset

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technology will continue boosting the demand of 3G services in coming years. The quantity of purchase and the average purchase price of handsets will increase in a steady rate in the coming years.

(b)	Thai Marketing Agreement

Set out below are the proposed annual caps for the marketing revenue contemplated under the Thai Marketing Agreement for each of the three years ending 31 December 2009:

	Year ending 31 December
Transactions	2007	2008	2009
	(HK$ million)	(HK$ million)	(HK$ million)
The aggregate revenues to the Group from access fees, monthly services fees and sign-on fees under the Thai Marketing Agreement	1,616	2,535	3,277

In estimating the annual caps for the marketing revenue contemplated under the Thai Marketing Agreement, the Directors have taken into account the historical transaction amounts, the expected growth in the penetration rate and the number of subscribers to the Hutch brand service in Thailand. As a result of the expansion in the CDMA2000 1X network coverage of CAT Telecom from 25 of Thailand’s 76 provinces to all provinces, the Company expects that there would be significant growth in the number of subscribers in the coming years.

The Continuing Connected Transactions are subject to annual review by the Independent Non-executive Directors and the Company’s auditors. Detailed requirements are set out in the below paragraph headed “Reporting requirements and conditions of the Continuing Connected Transactions”. Such annual review shall safeguard the interests of the Independent Shareholders.

iv.	Reporting requirements and conditions of the Continuing Connected Transactions

Pursuant to Rules 14A.37 to 14A.40 of the Listing Rules, the Continuing Connected Transactions are subject to the following annual review requirements:

(a)	each year the independent non-executive Directors must review the Continuing Connected Transactions and confirm in the annual report and accounts that the Continuing Connected Transactions have been entered into:

(i)	in the ordinary and usual course of business of the Group;

(ii)	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(iii)	in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

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(b)	each year the auditors of the Company must provide a letter to the Board (with a copy provided to the Stock Exchange at least 10 business days prior to the bulk printing of the Company’s annual report) confirming that the Continuing Connected Transactions:

(i)	have received the approval of the Board;

(ii)	are in accordance with the pricing policies of the Group;

(iii)	have been entered into in accordance with the relevant agreements governing the transactions; and

(iv)	have not exceeded the relevant annual caps;

(c)	the Company shall allow, and shall procure the relevant counterparties to the Continuing Connected Transactions to allow, the Company’s auditors sufficient access to their records for the purpose of the reporting on the Continuing Connected Transactions as set out in paragraph (b);

(d)	the Company shall promptly notify the Stock Exchange and publish an announcement in the newspapers if it knows or has reason to believe that the independent non-executive Directors and/or auditors of the Company will not be able to confirm the matters set out in paragraphs (a) and (b) respectively.

In light of the reporting requirements attached to the Continuing Connected Transactions, in particular, (i) the restriction of the value of the Continuing Connected Transactions by way of the annual caps; and (ii) the ongoing review by the independent non-executive Directors and auditors of the Company of the terms of the Continuing Connected Transactions and the annual caps not being exceeded, we are of the view that appropriate measures will be in place to govern the conduct of the Continuing Connected Transactions and safeguard the interests of the Independent Shareholders.

3.	DISCUSSION AND ANALYSIS

The Handset Supply Agreements give the OpCos the right but not the obligation to purchase Handsets from H3G PS on normal commercial terms no less favourable to the OpCos than terms available from independent third parties. The Handset Supply Agreements are, in our opinion, in the interests of the Group as they enable the OpCos, without any commitment, to secure, through the centralisation of procurement by H3G PS, the benefits brought about by economies of scale, enhancing the profitability of the Group.

The Thai Marketing Agreement secures the Group a source of revenue by acting as CAT Telecom’s exclusive agent in central Thailand marketing its telecommunications network. Such marketing services are crucial to the Group’s participation in Thai telecommunication market.

We consider that the annual caps for the transactions contemplated under the HTCL Handset Supply Agreement and the Thai Marketing Agreement, which are arrived at with reference to, among other things, the historical transaction amounts, the growth in mobile phone penetration rate and the number of subscribers, are fair and reasonable.

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4.	OPINION AND ADVICE

Having taking into account the above principal factors and reasons, we consider that the Additional Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group, and that the Additional Continuing Connected Transactions (including the proposed annual caps for the HTCL Handset Supply Agreement) are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. We are also of the view that the annual caps for the marketing revenue under the Thai Marketing Agreement are fair and reasonable. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Additional Continuing Connected Transactions (including the proposed annual caps for the HTCL Handset Supply Agreement) and the annual caps for the marketing revenue under the Thai Marketing Agreement.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
M.N. Sabine
Chairman

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	LITIGATION

As at the Latest Practicable Date and save as disclosed below, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claims of material importance is pending or threatened against the Company or any of its subsidiaries.

India

The sales tax authorities of each of the state governments where the Group operates in India have instituted proceedings (or are in the process of completing their assessments with a view to doing so) against the Group, claiming sales taxes are payable in respect of revenues earned from airtime, activation fees and/or monthly subscription fees. The claims to date amount to approximately HK$130 million. The Group has been successful in obtaining Court orders restraining any further action by the sales tax authorities pending a final ruling on this matter by the Supreme Court of India. The Supreme Court of India has issued a ruling on similar claims in favour of the telecommunication operators and the Group considers that the sales authorities’ claims are without foundation. The Group is now proceeding to have all such claims dismissed on the basis of the Supreme Court’s ruling. No provision has been made as it is expected that the Group will be successful in its action for dismissal.

On 23 December 2005, Hutchison Essar entered into a share purchase agreement (the “BPL Mumbai Share Purchase Agreement”) with BPL Communications Limited, Capital Global Limited and Essar Teleholdings Limited (“ETH”) (together, the “BPL Mumbai Vendors”) to acquire 99.998% of the issued share capital of BPL Mobile Communications Limited (“BPL Mumbai”), a licensee for GSM mobile services in the telecommunications license area of Mumbai, India. The parties subsequently agreed to extend the date for satisfaction or waiver of all relevant conditions precedent to the completion of the BPL Mumbai acquisition (“BPL Completion”) from 30 June 2006 to 31 July 2006. On 31 July 2006, Hutchison Essar issued a notice to the BPL Mumbai Vendors notifying them that all conditions precedent to BPL Completion had been fulfilled and satisfied or waived for the purposes of BPL Completion and called upon the BPL Mumbai Vendors to undertake BPL Completion on 31 July 2006. Hutchison Essar had already paid approximately INR16 billion (HK$2,876 million or US$368 million) to the BPL Mumbai Vendors, representing substantially all of the consideration for BPL Mumbai. The BPL Mumbai Vendors failed to undertake BPL Completion and on 1 August 2006, each of the BPL Mumbai Vendors issued a notice to Hutchison Essar purporting to terminate the BPL Mumbai Share Purchase Agreement. Hutchison Essar subsequently obtained an injunction restraining the BPL Mumbai Vendors from selling or otherwise dealing in the shares of BPL Mumbai until four weeks after constitution of an arbitration panel. The arbitration panel was constituted as of 5 February 2007 and extended the injunction until further orders. The arbitration panel has set out a detailed timetable of deadlines for filing claims and responses and the date of the next hearing has been set for 16 July 2007. Hutchison Essar considers the BPL Mumbai Vendors to be under an obligation to undertake BPL Completion and the attempt

APPENDIX	GENERAL INFORMATION

to terminate the BPL Mumbai Share Purchase Agreement to be wrongful. Hutchison Essar is taking all necessary steps and action to pursue BPL Completion in accordance with the terms of the BPL Mumbai Share Purchase Agreement.

On 7 March 2007 Telecom Watchdog, an Indian non-governmental organisation, provided the Company with a copy of a petition (the “Petition”) that it had filed with the High Court of Delhi in India naming the Company, Hutchison Essar, the Indian government and various other Indian parties as respondents. The Petition alleged, amongst others, that by virtue of the Company’s arrangements with certain Indian shareholders of Hutchison Essar, its foreign shareholding in Hutchison Essar was in breach of the foreign direct investments regulations in India (“FDI Regulations”). The Petition requested that Hutchison Essar’s telecommunications licence be cancelled, investigations and proceedings against various parties for violation of Indian regulations be instituted and shares in Hutchison Essar held in breach of the FDI Regulations be confiscated. On 9 March 2007, the High Court of Delhi adjourned the hearing of the Petition indefinitely and noting that the issues raised in the Petition were already being considered by competent Indian governmental authorities. The court also declined to require any of the respondents, including the Company and Hutchison Essar, to respond to the Petition. The Company considers the Petition to be entirely without merit and will take all necessary actions to vigorously defend the groundless allegations made against the Company and Hutchison Essar.

APPENDIX	GENERAL INFORMATION

3.	DIRECTORS’ INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and short positions in the Shares, underlying shares and debentures of the Company

Long positions in the Shares/underlying shares of the Company

Name of Director/Alternate Director	Capacity	Nature of interests	Number of Shares held	Number of underlying shares held	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note1)	—	0.0252%

Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	0.0053%

Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	—	0.0021%

John W. Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 3)	0.0022%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	0.0052%

Chan Ting Yu	Beneficial owner	Personal interest	100,000	—	0.0021%

Notes:

1.	Such Shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.
2.	17,000 ADSs (each representing 15 Shares) were held by Mr. Frank John Sixt.
3.	7,000 ADSs (each representing 15 Shares) were held jointly by Mr. John W. Stanton and his spouse.

APPENDIX	GENERAL INFORMATION

(II)	Interests and short positions in the shares, underlying shares and debentures of the associated corporations of the Company

Long positions in the shares of the associated corporation of the Company

As at the Latest Practicable Date, Mr. Fok Kin-ning, Canning held corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.144% of the then issued share capital, in Partner Communications Company Ltd. through a company which is equally controlled by Mr. Fok and his spouse.

(III)	Directors’ rights to acquire Shares

As at the Latest Practicable Date, the Directors’ interests in the share options granted pursuant to the Share Option Scheme to subscribe for Shares which remain outstanding are summarised below:

Name of Director/Alternate Director	Date of grant of share options(1)	Number of share options held as at the Latest Practicable Date	Exercise period of share options	Exercise price of share options(2) HK$
Dennis Pok Man Lui	8.8.2005	9,000,000	8.8.2006 to	8.70
			7.8.2015
Tim Pennington	8.8.2005	3,333,333	8.8.2006 to	8.70
			7.8.2015
Chan Ting Yu	8.8.2005	3,333,333	8.8.2006 to	8.70
			7.8.2015
Woo Chiu Man, Cliff	8.8.2005	2,333,333	8.8.2006 to	8.70
			7.8.2015

Total		17,999,999

Notes:

(1)	The share options will be vested according to a schedule, namely, as to as close to 1/3 of the Shares which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.
(2)	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the Share Option Scheme, in the event of an alteration in the capital structure of the Company.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company and their respective associates had any interest or short position in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange. Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

APPENDIX	GENERAL INFORMATION

4.	INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

So far as is known to any Directors or chief executive of the Company, as at the Latest Practicable Date, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interest or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange:

(I)	Interests and short positions of substantial shareholders in the Shares and underlying shares of the Company

Long positions in the Shares

Name		Capacity	Number of Shares held	Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i)	Beneficial owner	2,178,903,076) (Note 1))
	(ii)	Interest of a controlled corporation	196,966,654) (Note 1))	49.76%
Hutchison Telecommunications Limited (“HTL”)		Interest of controlled corporations	2,375,869,730 (Note 1)	49.76%
Hutchison International Limited (“HIL”)		Interest of controlled corporations	2,375,869,730 (Note 1)	49.76%
HWL		Interest of controlled corporations	2,375,869,730 (Note 1)	49.76%
Cheung Kong (Holdings) Limited (“CKH”)		Interest of controlled corporations	2,427,962,317 (Note 2)	50.85%
Li Ka-Shing Unity Trustee Company Limited (“TUT1”)		Trustee	2,427,962,317 (Note 3)	50.85%
Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)		Trustee and beneficiary of a trust	2,427,962,317 (Note 4)	50.85%
Li Ka-Shing Unity Trustcorp Limited (“TDT2”)		Trustee and beneficiary of a trust	2,427,962,317 (Note 4)	50.85%
Li Ka-shing (“Mr. Li”)	(i)	Founder of discretionary trusts and interest of controlled corporations	2,428,115,597) (Note 5)) ) )
	(ii)	Interest of controlled corporations	27,513,355) (Note 6)	51.43%
Orascom Telecom Eurasia Limited (“OTE”)		Beneficial owner	917,759,172 (Note 7)	19.22%

APPENDIX	GENERAL INFORMATION

Name	Capacity	Number of Shares held	Approximate % of shareholding
Orascom Telecom Holding S.A.E. (“OTH”)	Interest of a controlled corporation	917,759,172 (Note 7)	19.22%
Weather Capital Sarl (“WCS”)	Interest of controlled corporations	917,759,172 (Note 7)	19.22%
Weather Investments S.p.A. (“WIS”)	Interest of controlled corporations	917,759,172 (Note 7)	19.22%
Weather Investments II Sarl (“WI II”)	Interest of controlled corporations	917,759,172 (Note 7)	19.22%
April Holding (“AH”)	Interest of controlled corporations	917,759,172 (Note 7)	19.22%
February Private Trust Company Limited (“FPT”)	Interest of controlled corporations and trustee	917,759,172 (Note 8)	19.22%
Mr. Nassef Onsi Naguib Sawiris	Founder of a discretionary trust	917,759,172 (Note 9)	19.22%

(II)	Interests and short positions of other person in the Shares and underlying shares of the Company

Long positions in the Shares

Name		Capacity	Number of Shares held	Approximate % of shareholding
JPMorgan Chase & Co. (“JCC”)	(i)	Beneficial owner	24,630,053)	5.95%
	(ii)	Investment manager	142,824,000)
	(iii)	Approved lending agent	116,776,055) (Note 10))

Notes:

1.	HTIHL is a direct wholly owned subsidiary of HTL, which in turn is a direct wholly owned subsidiary of HIL, which in turn is a direct wholly owned subsidiary of HWL. By virtue of the SFO, HWL, HIL and HTL are deemed to be interested in the 2,178,903,076 Shares and 196,966,654 Shares held respectively by HTIHL and a wholly owned subsidiary of HTIHL. Please also see Note 11 below.
2.	Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested as a substantial shareholder of the Company under the SFO. CKH is also interested in the share capital of the Company through certain wholly owned subsidiary companies of CKH. Please also see Note 11 below.
3.	TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.

APPENDIX	GENERAL INFORMATION

4.	Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.
5.	Mr. Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr. Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr. Li is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.
6.	Such shares are held by companies of which Mr. Li is interested in the entire issued share capital.
7.	OTE is a direct wholly owned subsidiary of OTH, which in turn is a non wholly owned subsidiary of WCS, which in turn is a wholly owned subsidiary of WIS, which in turn is a non wholly owned subsidiary of WI II, which in turn is a non wholly owned subsidiary of AH. Please also see Note 11 below.
8.	AH is a wholly owned subsidiary of FPT. By virtue of the SFO, FPT, as trustee of a discretionary trust (“DT”), is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which OTE is taken to be interested as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.
9.	Mr. Nassef Onsi Naguib Sawiris is the founder of the DT and is taken to have a duty of disclosure in relation to the Shares under the SFO. He is also deemed to be interested in the Shares in which the DT is taken to have a duty of disclosure under the SFO. Please also see Note 11 below.
10.	Certain subsidiary companies of JCC and JCC together hold 5% or more of the issued share capital of the Company. By virtue of the SFO, JCC is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company.
11.	According to the disclosures made to the Company pursuant to and solely for the purposes of the SFO, each of Mr. Li, CKH, TUT1, TDT1, TDT2, HTIHL, HTL, HIL and HWL appeared to be taken as being interested in the 917,759,172 Shares beneficially owned by OTE and controlled exclusively by OTE and OTH, and each of Mr. Naguib Sawiris, OTH, OTE, WCS, WI II, FPT and Mr. Nassef Onsi Naguib Sawiris appeared to be taken as being interested in the 2,366,869,729 Shares beneficially owned by HTIHL (and its controlled corporation) and controlled exclusively by HWL, HIL, HTL and HTIHL, all as a result of the application of Sections 317 and 318 of the SFO by virtue of HWL, HTIHL, OTH and OTE being parties to a shareholders’ agreement dated 21 December 2005 that imposes obligations or restrictions on any party with respect to their use, retention or disposal of their Shares even though no Shares have been acquired in pursuance of that agreement.

Save as disclosed above, as at the Latest Practicable Date, there was no other person (other than the Directors or chief executive of the Company) who had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

5.	NO MATERIAL ADVERSE CHANGE

The Directors believe there has been no material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest published audited accounts have been made up.

APPENDIX	GENERAL INFORMATION

6.	DIRECTORS’ SERVICE CONTRACTS

None of the Directors has, or is proposed to have, a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

7.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, the following Directors and their respective associates had interests in the following business (apart from the Company’s businesses) conducted through the companies named below, their subsidiaries, associated companies or other investment forms which are considered to compete or be likely to compete, either directly or indirectly, with the principal businesses of the Company required to be disclosed pursuant to Listing Rule 8.10:

Name of Director/ Alternate Director	Name of Company	Nature of Competing Business	Interest in the Competing Business

Aldo Mareuse	Orascom Telecom Algeria “Djezzy”	GSM operation in Algeria	Non-executive Director

	Orascom Telecom Tunisia “Tunisiana”	GSM operation in Tunisia	Non-executive Director

	Pakistan Mobile Communications Ltd. “Mobilink”	GSM operation in Pakistan	Non-executive Director

	Wind Telecommunicazioni S.p.A.	GSM operation in Italy	Non-executive Director

	Egyptian Company Mobile Services	GSM operation in Egypt	Non-executive Director

Ragy Soliman	Orascom Telecom Algeria S.p.A.	Provision of mobile telecommunications services in Algeria	Director

	Pakistan Mobile Communications Limited	Provision of mobile telecommunications services in Pakistan	Director

	Sheba Telecom (Pvt) Limited	Provision of mobile telecommunications services in Bangladesh	Director

	Orascom Telecom Tunisia	Provision of mobile telecommunications services in Tunisia	Director

APPENDIX	GENERAL INFORMATION

Name of Director/ Alternate Director	Name of Company	Nature of Competing Business	Interest in the Competing Business
	Wind Telecommunicazioni S.p.A.	Provision of mobile telecommunications services in Italy	Director
	Weather Investments S.p.A.	Holding company of certain telecom assets	Director

As the Board is independent of the boards of the above entities, the Group has therefore been capable of carrying on its businesses independently of, and at arm’s length from, the above businesses.

As at the Latest Practicable Date, Messrs. Fok Kin-ning, Canning and Frank John Sixt, both being Non-executive Directors, and Mrs. Chow Woo Mo Fong, Susan, being an Alternate Director, were executive directors of HWL and certain of HWL’s subsidiaries which were engaged in telecommunications businesses. Mr. Dennis Pok Man Lui was also a non-executive director of a subsidiary of HWL in Argentina.

The non-competition agreement entered into by the Company and HWL on 24 September 2004 maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them. The exclusive territory of the HWL group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive territory of the Group comprised all the remaining countries of the world. There is no single country in which both groups have competing operations.

Save as disclosed above, none of the Directors and their respective associates has an interest in any business which competes or is likely to compete, either directly or indirectly, with the principal businesses of the Company.

8.	DIRECTORS’ INTEREST IN ASSETS AND CONTRACTS

None of the Directors has any interest, direct or indirect, in any assets which have, since 31 December 2006, being the date of the latest published audited accounts of the Group, been acquired or disposed of or by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

None of the Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group taken as a whole.

APPENDIX	GENERAL INFORMATION

9.	PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the Articles of Association of the Company, a poll may be demanded in relation to any resolution put to the vote of any general meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)	by at least five Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

10.	EXPERT

The following are the qualifications of the expert who has given a letter which is contained or referred to in this circular:

Name	Qualifications
Somerley	Licensed corporation under the SFO to conduct types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Settlement Agreement, the Handset Supply Agreements, the HTCL Handset Supply Annual Caps, and the Thai Marketing Annual Caps

As at the Latest Practicable Date, Somerley did not have any direct or indirect shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

Somerley has given and has not withdrawn its written consent to the issue of this circular and the inclusion herein of its letter and reference to its name in the form and context in which it is included.

The letters given by Somerley are given as of the date of this circular for incorporation herein.

APPENDIX	GENERAL INFORMATION

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection by Shareholders at the business address of the Company at 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong from 9:00 a.m. to 5:00 p.m. on any weekday (Saturdays and public holidays excepted) for a period of 14 days from the date of this circular:

(a)	the Settlement Agreement;

(b)	the Handset Supply Agreements;

(c)	the Thai Marketing Agreement; and

(d)	the rules of the Share Option Scheme.

12.	MISCELLANEOUS

In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

NOTICE OF EGM

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Hutchison Telecommunications International Limited (the “Company”) will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 8 May 2007 at 2:50 p.m. (or as soon as the annual general meeting of the Company shall have been concluded or adjourned) or any adjournment thereof for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions and a special resolution respectively:

ORDINARY RESOLUTIONS

“THAT:

1.	(a)	the settlement agreement dated 15 March 2007 (the “Settlement Agreement”) entered into between the Company and the Essar Companies (as defined in the Circular to Shareholders dated 4 April 2007 (the “Circular”) in relation to certain settlement arrangements, of which this Notice forms part), a copy of which has been produced to this meeting marked “A” and signed by the Chairman of this meeting for identification purpose, be and is hereby approved, ratified and confirmed; and

	(b)	the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Settlement Agreement and the transactions contemplated therein;

2.	(a)	the Handset Supply Agreements both dated 27 March 2007 (the “Handset Agreements”) entered into between H3G Procurement Services S.a` r.l. as supplier, and each of Hutchison Telephone Company Limited or Partner Communications Company Ltd., as customer (defined in the Circular as “HTCL Handset Supply Agreement” and “Partner Handset Supply Agreement”), a copy of each of which has been produced to this meeting marked “B” and signed by the Chairman of this meeting for identification purpose, be and are hereby approved, ratified and confirmed;

	(b)	the HTCL Handset Supply Annual Caps (as defined in the Circular) be and are hereby approved; and

	(c)	the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Handset Agreements and the transactions contemplated therein;

3.	the Thai Marketing Annual Caps (as defined in the Circular) be and are hereby approved;

NOTICE OF EGM

4.	(a)	subject to the payment of the Transaction Special Dividend (as defined in the Circular), the exercise price of the Existing Share Options (as defined in the Circular) outstanding as at the date of this Meeting shall be adjusted downwards by an amount equal to the amount of the Transaction Special Dividend on a dollar-for-dollar basis, provided that (i) the adjusted exercise price of such Existing Share Options shall not, in any case, be less than the nominal value of the Shares; and (ii) such adjustment shall take effect on the date of payment by the Company of such Special Dividend;

	(b)	the terms of the Share Option Scheme be altered by adding the following as a new paragraph 9.4:

“9.4      Upon distribution by the Company to holders of the Shares of any cash (other than the Transaction Special Dividend (as defined in the Company’s circular to shareholders dated 4 April 2007) or dividends in the ordinary course), the Company shall make a downward adjustment to the Subscription Price of any Option granted but not exercised as at the date of such distribution by an amount which the Directors consider as reflecting the impact such distribution will have or will likely to have on the trading price of the Shares provided that (i) the Directors’ determination of any adjustments shall be final and binding on all Optionholders; (ii) the amount of adjustment shall not exceed the amount of such cash distribution to be made to holders of the Shares; (iii) such adjustment shall take effect on the date of payment by the Company of such distribution; (iv) any adjustment provided for in this paragraph shall be cumulative to any other adjustments contemplated under paragraph 9.1 or approved by the shareholders of the Company in general meeting; and (v) the adjusted Subscription Price shall not, in any case, be less than the nominal value of the Shares”; and

	(c)	the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of the Share Option Terms Change Proposal (as defined in the Circular).”

SPECIAL RESOLUTION

“THAT the Articles of Association of the Company be altered in the following manner:

(A)	by deleting Article 86.(3) in its entirety and substituting the following therefor:

	“86.(3)	The Directors shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board but so that the maximum number of Directors so appointed shall not exceed the number determined from time to time by the Members in general meeting. Any Director so appointed by the Directors, in the case of filling a casual vacancy, shall hold office only until the next following general meeting of the Company, or in the case of an addition to their number, until the next following annual general meeting of the Company, and shall then be eligible for re-election at the meeting.”

NOTICE OF EGM

(B)	by deleting Article 86.(5) in its entirety and substituting the following therefor:

	“86.(5)	The Members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove a Director at any time before the expiration of his period of office notwithstanding anything to the contrary in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).”

(C)	by deleting Article 87.(1) in its entirety and substituting the following therefor:

	“87.(1)	Notwithstanding any other provisions in the Articles of Association, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) or such other manner of rotation as may be required by the rules of the Designated Stock Exchange or other codes, rules and regulations as may be prescribed by the applicable regulatory authority form time to time shall retire from office by rotation.””

The register of members of the Company will be closed from Friday, 4 May 2007 to Tuesday, 8 May 2007, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 4 April 2007

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, no later than 4:30 p.m. on Thursday, 3 May 2007.
2.	Only members are entitled to attend and vote at the Meeting.
3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.
4.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolutions to the vote by way of a poll.

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We (note 1)

of

being the registered holder(s) of (note 2)                                                                                                            shares of HK$0.25 each in the share capital of HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED (the “Company”), hereby appoint (note 3)

of

or, failing him, the Chairman of the Meeting, as my/our proxy to act for me/us at the extraordinary general meeting (or at any adjournment thereof) of the Company to be held on Tuesday, 8 May 2007 at 2:50 p.m. (or as soon as the annual general meeting of the Company shall have been concluded or adjourned) (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	FOR (note 4)	AGAINST (note 4)
1.

Ordinary resolution on item 1 of the Notice of the Meeting

(To approve, ratify and confirm the Settlement Agreement dated 15 March 2007 with the Essar Companies and to authorise the directors to execute documents and/or do all such acts on behalf of the Company in connection with the Settlement Agreement)

2.

Ordinary resolution on item 2 of the Notice of the Meeting

(To approve, ratify and confirm the Handset Agreements dated 27 March 2007 between H3G Procurement Services S.a` r.l. as supplier, and each of Hutchison Telephone Company Limited or Partner Communications Company Ltd., as customer, to approve the proposed annual caps for the aggregate value of the transactions contemplated under the HTCL Handset Supply Agreement for three financial years ending 31

December 2009, and to authorise the directors to execute documents and/or do all such acts on behalf of the Company in connection with the Handset Agreements)

3.

Ordinary resolution on item 3 of the Notice of the Meeting

(To approve the proposed annual caps for the value of aggregate revenues to the Group contemplated under the Thai Marketing Agreement for three financial years ending 31

December 2009)

4.

Ordinary resolution on item 4 of the Notice of the Meeting

(To approve the proposed downward adjustment to the exercise price of the Existing Share Options which are outstanding, to approve the alteration of the terms of the Company’s share option scheme, and to authorise the directors to execute documents and/or do all such acts on behalf of the Company in connection with the implementation of the Share Option Terms Change Proposal)

SPECIAL RESOLUTION

Special resolution in the Notice of the Meeting (To amend the Articles of Association of the Company)

Dated 2007	Signature (note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares of HK$0.25 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against any of the resolutions in the event that a poll is called, please insert the number of shares in the relevant box.

5.	The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.

6.	Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

7.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.

10.	Any alteration made to this form of proxy must be initialled by the person who signs it.

11.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolutions to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

Exhibit 1.3

Time Sensitive

Materials

Depositary’s Notice of

Shareholders’ Meeting of

Hutchison Telecommunications International Limited

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	44841T107.

ADS Record Date:	March 28, 2007.

Meeting Specifics:	Extraordinary General Meeting - May 8, 2007 at 2:50 P.M. (local time) (or as soon as the annual general meeting of the Company shall have been concluded or adjourned) at Salon 1, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.
ADS Voting
Instructions Deadline:	On or before 10:00 A.M. (New York City time) on May 2, 2007.

Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of Hutchison Telecommunications International Limited, a company organized under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	15 Ordinary Shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian(s) of
Deposited Securities:	Citibank, N.A. - Hong Kong Office.

Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on May 2, 2007.

Note that if you do not timely return the Voting Instructions to the

Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Extraordinary General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADRs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

*	As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on March 5, 2007 for action to be taken.

2007 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Hutchison Telecommunications International Limited (the “Company”)

ADS CUSIP No.:	44841T107.
ADS Record Date:	March 28, 2007.
Meeting Specifics:	Extraordinary General Meeting - May 8, 2007 at 2:50 P.M. (local time) (or as soon as the annual general meeting of the Company shall have been concluded or adjourned) at Salon 1, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004.
Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a Meeting of Shareholders.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions

Ordinary Resolutions

1.	Ordinary resolution on item 1 of the Notice of Meeting.

To approve, ratify and confirm the Settlement Agreement dated 15 March 2007 with the Essar Companies and to authorize the directors to execute documents and/or do all such acts on behalf of the Company in connection with the Settlement Agreement.

2.	Ordinary resolution on item 2 of the Notice of Meeting.

To approve, ratify and confirm the Handset Agreements dated 27 March 2007 between H3G Procurement Services S. à r.l. as supplier, and each of Hutchison Telephone Company Limited or Partner Communications Company Ltd., as customer, to approve the proposed annual caps for the aggregate value of the transactions contemplated under the HTCL Handset Supply Agreement for three financial years ending 31 December 2009 and to authorize the directors to execute documents and/or do all such acts on behalf of the Company in connection with the Handset Agreements.

3.	Ordinary resolution on item 3 of the Notice of Meeting.

Approval of the proposed annual caps for the value of aggregate revenues to the Group contemplated under the Thai Marketing Agreement for three financial years ending 31 December 2009.

4.	Ordinary resolution on item 4 of the Notice of the Meeting.

Approval of the proposed downward adjustment to the exercise price of the Existing Share Options which are outstanding, to approve the alteration of the terms of the Company’s share option scheme, and to authorize the diretors to execute documents and/or do all such acts on behalf of the Company in connection with the implementation of the Share Option Terms Change Proposal.

Special Resolution

5.	Special resolution in the Notice of Meeting.

Approval of proposed amendments to the Articles of Association of the Company.

A Issues        Hutchison Telecommunications International Limited

	For	Against	Abstain
Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Resolution 3	☐	☐	☐

Resolution 4	☐	☐	☐

Resolution 5	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

/ /

Exhibit 1.4

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Hutchison Telecommunications International Limited (the “Company”) will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 8 May 2007 at 2:50 p.m. (or as soon as the annual general meeting of the Company shall have been concluded or adjourned) or any adjournment thereof for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions and a special resolution respectively:

ORDINARY RESOLUTIONS

“THAT:

1. (a)	the settlement agreement dated 15 March 2007 (the “Settlement Agreement”) entered into between the Company and the Essar Companies (as defined in the Circular to Shareholders dated 4 April 2007 (the “Circular”) in relation to certain settlement arrangements, of which this Notice forms part), a copy of which has been produced to this meeting marked “A” and signed by the Chairman of this meeting for identification purpose, be and is hereby approved, ratified and confirmed; and

(b)	the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Settlement Agreement and the transactions contemplated therein;

2. (a)	the Handset Supply Agreements both dated 27 March 2007 (the “Handset Agreements”) entered into between H3G Procurement Services S.à r.l as supplier, and each of Hutchison Telephone Company Limited or Partner Communications Company Ltd., as customer (defined in the Circular as “HTCL Handset Supply Agreement” and “Partner Handset Supply Agreement”), a copy of each of which has been produced to this meeting marked “B” and signed by the Chairman of this meeting for identification purpose, be and are hereby approved, ratified and confirmed;

(b)	the HTCL Handset Supply Annual Caps (as defined in the Circular) be and are hereby approved; and

(c)	the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Handset Agreements and the transactions contemplated therein;

3.  the Thai Marketing Annual Caps (as defined in the Circular) be and are hereby approved;

4. (a)	subject to the payment of the Transaction Special Dividend (as defined in the Circular), the exercise price of the Existing Share Options (as defined in the Circular) outstanding as at the date of this meeting shall be adjusted downwards by an amount equal to the amount of the Transaction Special Dividend on a dollar-for-dollar basis, provided that (i) the adjusted exercise price of such Existing Share Options shall not, in any case, be less than the nominal value of the Shares; and (ii) such adjustment shall take effect on the date of payment by the Company of such Special Dividend;

(b)	the terms of the Share Option Scheme be altered by adding the following as a new paragraph 9.4:

“9.4	Upon distribution by the Company to holders of the Shares of any cash (other than the Transaction Special Dividend (as defined in the Company’s circular to shareholders dated 4 April 2007) or dividends in the ordinary course), the Company shall make a downward adjustment to the Subscription Price of any Option granted but not exercised as at the date of such distribution by an amount which the Directors consider as reflecting the impact such distribution will have or will likely to have on the trading price of the Shares provided that (i) the Directors’ determination of any adjustments shall be final and binding on all Optionholders; (ii) the amount of adjustment shall not exceed the amount of such cash distribution to be made to holders of the Shares; (iii) such adjustment shall take effect on the date of payment by the Company of such distribution; (iv) any adjustment provided for in this paragraph shall be cumulative to any other adjustments contemplated under paragraph 9.1 or approved by the shareholders of the Company in general meeting; and (v) the adjusted Subscription Price shall not, in any case, be less than the nominal value of the Shares”; and

(c)	the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of the Share Option Terms Change Proposal (as defined in the Circular).”

SPECIAL RESOLUTION

“THAT the Articles of Association of the Company be altered in the following manner:

(A)	by deleting Article 86.(3) in its entirety and substituting the following therefor:

“86.(3)	The Directors shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board but so that the maximum number of Directors so appointed shall not exceed the number determined from time to time by the Members in general meeting. Any Director so appointed by the Directors, in the case of filling a casual vacancy, shall hold office only until the next following general meeting of the Company, or in the case of an addition to their number, until the next following annual general meeting of the Company, and shall then be eligible for re-election at the meeting.”

(B)	by deleting Article 86.(5) in its entirety and substituting the following therefor:

“86.(5)	The Members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove a Director at any time before the expiration of his period of office notwithstanding anything to the contrary in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).”

(C)	by deleting Article 87.(1) in its entirety and substituting the following therefor:

“87.(1)	Notwithstanding any other provisions in the Articles of Association, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) or such other manner of rotation as may be required by the rules of the Designated Stock Exchange or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time shall retire from office by rotation.””

The register of members of the Company will be closed from Friday, 4 May 2007 to Tuesday, 8 May 2007, both days inclusive.

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, no later than 4:30 p.m. on Thursday, 3 May 2007.

2.	Only members are entitled to attend and vote at the Meeting.

3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolutions to the vote by way of a poll.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY
Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Michael John O’CONNOR	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Aldo MAREUSE	Mr. Martin Wolfgang MICHLMAYR
(Alternate to Mr. Michael John O’Connor)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 4 April 2007